As filed with the Securities and Exchange Commission on April 7, 1997
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                           --------------------------



                                 FORM 10/A-3





                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF
                          THE SECURITIES ACT OF 1934

                           --------------------------

                           BEACON PROPERTIES, L.P.
            (Exact name of Registrant as specified in its charter)

              Delaware                               04-3224259
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

           50 Rowes Wharf                                 02110
        Boston, Massachusetts                           (Zip Code)
(Address of Principal Executive Offices)

      Securities to be registered pursuant to Section 12(b) of the Act:


        Title of Each Class            Name of Each Exchange in Which
         to be so Registered           Each Class is to be Registered
       ---------------------         ----------------------------------
           Not Applicable                      Not Applicable


      Securities to be registered pursuant to Section 12(g) of the Act:

                    Units of Limited Partnership Interest
                               (Title of Class)

                              TABLE OF CONTENTS


                                                                      Page No.
Item 1.  Business                                                         1
Item 2.  Financial Information                                            6
Item 3.  Properties                                                      14
Item 4.  Security Ownership of Certain Beneficial Owners and Management  16
Item 5.  Directors and Executive Officers                                16
Item 6.  Executive Compensation                                          16
Item 7.  Certain Relationships and Related Transactions                  19
Item 8.  Legal Proceedings                                               20
Item 9.  Market Price of and Distributions on the Registrant's Common
         Equity and
          Related Security Holder Matters                                21
Item 10. Recent Sales of Unregistered Securities                         21
Item 11. Description of Registrant's Securities to be Registered         23
Item 12. Indemnification of Directors and Officers                       24
Item 13. Financial Statements and Supplementary Data                     25
Item 14. Changes in and Disagreements with Accountants on Accounting
         and Financial Disclosure                                        25
Item 15. Financial Statements and Exhibits                              F-1






                                     (i)

Item 1. Business

General

    Beacon Properties, L.P. (the "Operating Partnership") was organized as a Delaware limited partnership in April 1994 and commenced operations effective May 26, 1994. Beacon Properties Corporation (collectively with its subsidiaries, "Beacon" or the "Company"), the sole general partner and a limited partner of the Operating Partnership, and the Operating Partnership were formed to succeed to the office and commercial real estate business of The Beacon Group (the "Predecessor"). The Predecessor was founded in 1946 by Norman Leventhal and Robert Leventhal. Starting in the 1940's, the Predecessor developed commercial building construction expertise by providing general contracting services to projects in 20 states. The Predecessor began developing for its own account in the 1960's. Also in the 1960's, the Predecessor began to develop its property management business.


    Beacon's business is conducted principally through the Operating Partnership, two subsidiary corporations and two subsidiary limited partnerships. Beacon conducts third-party management operations through Beacon Property Management Corporation, a Delaware corporation (the "Management Company") and conducts third-party tenant space design services through Beacon Design Corporation, a Massachusetts corporation (the "Design Company"). Beacon conducts management operations for wholly-owned properties through Beacon Property Management, L.P. a Delaware limited partnership (the "Management Partnership"), and conducts tenant space design services for wholly-owned properties through Beacon Design, L.P., a Delaware limited partnership (the "Design Partnership").


    At December 31, 1996, the Operating Partnership owned or had an interest in a portfolio of 104 Class A office properties and other commercial properties (each, a "Property" and collectively, the "Properties") located in Atlanta, Boston, Chicago, Los Angeles, San Francisco and Washington D.C., as well as commercial real estate development, acquisition, leasing and management businesses. Class A office properties generally are considered to be those which have excellent locations and access, attract high quality tenants, are well maintained and professionally managed, and achieve among the highest rent, occupancy and tenant retention rates within their markets. The Properties are comprised of approximately 15.8 million rentable square feet in the aggregate and, as of December 31, 1996, were 96% leased with over 1,100 tenants. Through Beacon Property Management Corporation (the "Management Company"), the Operating Partnership manages approximately 2.9 million square feet of commercial and office space owned by third parties in various locations including Boston and Springfield, Massachusetts and Chicago, Illinois. The Management Company employs approximately 375 persons.

Recent Property Acquisitions

    At December 31, 1996, the Operating Partnership's portfolio consisted of 104 properties totaling 15.8 million square feet compared to 26 properties totaling 6.7 million square feet at December 31, 1995 and 21 properties totaling 5.3 million square feet at December 31, 1994. Property acquisitions in 1996 included the following transactions:

    On February 15, 1996, the Operating Partnership acquired a 3.3 million square foot, 32 building portfolio located in suburban Atlanta, Georgia (the "Perimeter Center Portfolio") for approximately $322.2 million in cash and approximately $13.8 million of units of limited partnership interest in the Operating Partnership ("Units").


     During the second quarter of 1996, the Operating Partnership and Equitable Life Assurance Society of the United States, on behalf of its Prime Property Fund ("Equitable"), the Operating Partnership's partner in the Rowes Wharf Property, acquired the remaining outstanding first mortgage indebtedness on the Rowes Wharf Property for $16.7 million. The mortgage debt was acquired at market value which was approximately 50% of face value.


    On August 16, 1996, the Operating Partnership acquired a portfolio of office properties, comprised of seven properties, from New York Life Insurance Company (the "New York Life Portfolio") for approximately $150 million. The New York Life Portfolio consists of the AT&T Plaza located in Oak Brook, Illinois, the five-building Tri-State International office park located in Lincolnshire, Illinois and a property located at 1333 H Street in Washington, D.C.

    On September 5, 1996, the Operating Partnership acquired a portfolio of three office buildings and a parcel of land suitable for development located in Fairfax County, Virginia (the "Fairfax County Portfolio") for aggregate consideration of $77 million consisting of assumption of approximately $55.5 million of mortgage debt and the issuance of approximately $21.5 million of Units. The Fairfax County Portfolio consists of the John Marshall I building, the E.J. Randolph building, the Northridge I building and the John Marshall III parcel of land.

    On October 18, 1996, the Operating Partnership acquired a portfolio of two office buildings located in Rosslyn, Virginia (the "Rosslyn, Virginia Portfolio") for aggregate consideration of approximately $99 million. The Rosslyn, Virginia Portfolio consists of office buildings located at 1616
North Fort Myer Drive and 1300 North 17th Street.

    On November 15, 1996, the Operating Partnership acquired a portfolio of nine office properties located in Burlington (suburban Boston), Massachusetts (the "New England Executive Park Portfolio") for aggregate consideration of approximately $75 million. An additional $17 million is payable on November 30, 1998, contingent upon meeting conditions regarding occupancy or rental income levels at the Property in 1998.

    On November 21, 1996, the Operating Partnership acquired the 10960 Wilshire Boulevard Property located in Westwood, California for aggregate consideration of approximately $133 million.


    On November 21, 1996, the Operating Partnership acquired the Riverview Building Property located in Cambridge, Massachusetts for aggregate consideration of approximately $45 million.

    On December 20, 1996, the Operating Partnership acquired the Shoreline Technology Park and Lake Marriott Business Park located in suburban
San Francisco for aggregate consideration of approximately $183 million.


    On December 27, 1996, the Operating Partnership acquired the Presidents Plaza Property located in Chicago, Illinois for aggregate consideration of approximately $38 million in cash and the issuance of approximately $39 million of Units.

Sale of Beacon Construction Company


    In 1996, Beacon Construction Company, Inc. (the "Construction Company") sold substantially all of its assets. The Construction Company's new business plan involves the completion of certain contracts not transferred to the purchaser and the liquidation of its remaining assets. The Operating Partnership's decision to effect the sale of the Construction Company was based upon the determination that the general construction business was no longer an integral part of its business.


Recent Financing Activities

    Conversion of Credit Facility to Permanent Mortgage Debt: In January 1996, the Operating Partnership converted $55 million of its floating-rate credit facility (the "Credit Facility") to permanent mortgage debt secured by the Wellesley Office Park Properties. Additionally, in February 1996, the Operating Partnership converted an additional $60 million of the Credit Facility to permanent mortgage debt secured by the Center Plaza Property.
Both mortgages were provided by Connecticut General Life Insurance Company ("CIGNA"). These mortgages are for terms of seven years, bear interest at annual rates of 7.23%, and require monthly installments of interest only during years one through three and principal and interest during years four through seven based on a 27-year amortization schedule.

    Financing of Perimeter Center Portfolio Acquisition: The Operating Partnership financed the acquisition of the Perimeter Center Portfolio, in part, through a $260 million mortgage loan (the "PaineWebber Acquisition Loan") provided by PaineWebber Real Estate Securities, Inc. and an approximately $13.8 million private placement of Units. In March 1996, Metropolitan Life Insurance Company ("Met Life") provided $218 million of mortgage financing on the Perimeter Center Portfolio (the "Met Life Loan") to the Operating Partnership. The Met Life Loan bears interest at a rate of 7.08% fixed over the ten year term of the loan. The Operating Partnership used the proceeds of the Met Life Loan to repay, in part, the PaineWebber Acquisition Loan and balances outstanding on the Credit Facility.

    Additional Capital Contributions by Beacon: Under the terms of the limited partnership agreement of the Operating Partnership, Beacon must contribute the proceeds of any public offering of securities to the Operating
Partnership for additional Units. In March 1996, Beacon sold 7,036,000 shares of common stock, $.01 par value per share (the "Common Stock") at an offering price of $26.25 per share and contributed the net proceeds of approximately $173.8 million to the Operating Partnership in exchange for a like number of Units. In August 1996, Beacon sold 5,750,000 shares of Common Stock at an offering price of $25.75 per share and contributed the net proceeds of approximately $139.4 million to the Operating Partnership in exchange for a like number of Units. In November 1996, Beacon sold 13,723,000 shares of Common Stock at an offering price of $30.75 per share. In addition, in December 1996, Beacon sold an additional 1,132,400 shares of Common Stock at an offering price of $33.465 per share to the underwriters of the November 1996 offering to cover a portion of their short position resulting from over-allotments.
Beacon contributed the net proceeds of approximately $436.7 million from the November 1996 and December 1996 offerings to the Operating Partnership in exchange for an aggregate of 14,855,400 Units. The Operating Partnership used the net proceeds of these contributions to fund the acquisition of Properties.

    Financing of Fairfax County Portfolio: On December 23, 1996, the Operating Partnership refinanced the $16.5 million mortgage loan on the Northridge I Property to a $13.6 million mortgage loan with a 10-year term bearing interest at an annual rate of 8.19%. This mortgage loan requires monthly installments of interest only during years one and two and principal and interest during years three through ten based on a 25-year amortization schedule.

    On December 23, 1996, the Operating Partnership also closed on a $15 million mortgage loan on the E.J. Randolph Property, and used the net proceeds to pay down the Credit Facility. On September 5, 1996, in connection with the acquisition of the Property, the Operating Partnership paid off a $18 million mortgage loan it assumed using a draw on the Credit Facility.

Business Objectives

    The Operating Partnership pursues business objectives that emphasize (i) a property management program focused on maintaining the quality of and demand for its properties at a level that will support high occupancy rates and increasing rental rates; (ii) the acquisition of high-quality commercial properties; (iii) the development of new properties, as warranted by market conditions; and (iv) the provision of real estate management services to third parties.


    Acquisitions: The Operating Partnership will seek to acquire additional properties that it believes will produce favorable returns, either as acquired or after value-added activities (such as improved management and leasing services and renovations) by the Operating Partnership. The Operating Partnership intends to obtain capital for new acquisitions through the use of the Credit Facility, as well as the issuance of additional equity or corporate debt securities. The Operating Partnership believes that its commercial property development experience, its extensive business relationships and its market research capabilities enable it to identify, analyze and implement acquisition opportunities more effectively than competitors without such capabilities. In addition, as part of its ongoing business the Operating Partnership periodically engages in discussions with public and private real estate entities regarding possible portfolio or asset acquisitions or business combinations.


    Development: While current conditions in the Operating Partnership's primary markets favor the acquisition rather than the development of new properties, as opportunities arise in the future, the Operating Partnership intends to grow through the development of new properties. In 1996, the Operating Partnership commenced the expansion of a building in the Wellesley Office Park Property and completed the redevelopment of Crosby Corporate Center. The Operating Partnership currently owns developable land adjacent to the Crosby Corporate Center and the Fairfax County Portfolio and has an option to purchase developable land adjacent to the Perimeter Center Portfolio.

    Management of the Properties: The Operating Partnership seeks to maintain quality standards for its properties that promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. The Operating Partnership emphasizes high quality property management, comprehensive energy-savings and cost control programs and comprehensive preventive maintenance programs.

    Third-Party Management: The Operating Partnership currently manages approximately 2.9 million square feet of commercial and office space owned by third parties in various locations. The Operating Partnership intends to selectively enter into management contracts for office and commercial properties that are compatible with the Operating Partnership's objectives, portfolio, and reputation. The Operating Partnership will conduct its third-party management activities through the Management Company.

Environmental Matters

    Some of the Properties are located in urban areas where fill or current or historic industrial uses of the areas may have caused site contamination at the Properties. Nonetheless, at this time, the Operating Partnership does not anticipate that regulatory authorities will require remediation of the Properties, except as specified below.

    Crosby Corporate Center: Site assessments have identified the presence of petroleum in the groundwater near the former location of an underground storage tank installed and used by a previous tenant. The state environmental agency responsible for overseeing remediation of such contamination notified the former tenant of the property that it is responsible for such contamination. The former tenant has agreed to perform the necessary investigation and cleanup actions regarding such contamination, bear all costs associated with such cleanup activities, and indemnify the Operating Partnership for any costs or damages it incurs in connection with such contamination. As the owner of the Property, however, the Operating Partnership could be held liable for the costs of such activities if the former tenant fails to undertake such actions, although the Operating Partnership believes that such costs would have no material adverse effect on its financial condition, results of operations and liquidity. The tenant has received from the state regulatory agency and agreed to the conditions of a Waiver Application Disposition which allows the tenant to assess and remediate the contamination without having to obtain interim approvals from the state agency during such activities.



    South Station: Site assessments of South Station have identified the presence of contaminants in the soil and groundwater in the train yard adjacent to the South Station Property and the South Station Property is assumed to be similarly contaminated. Under agreements between the Operating Partnership and the Massachusetts Bay Transportation Authority ("MBTA"), the MBTA, which is the owner of the South Station Property, is obligated to bear the liabilities associated with such environmental conditions on the Property and to defend and indemnify the Operating Partnership for its costs arising from such conditions. This indemnity does not alter the Operating Partnership's liability as an operator of the Property to parties other than the MBTA, although the Operating Partnership believes that such liability would have no material adverse effect on its financial condition, results of operations and liquidity.


    Fairfax County Portfolio: Chlorinated solvents, primarily trichloroethane ("TCE"), have been detected in groundwater samples collected from monitoring wells located at the John Marshall III land (the "JM III Parcel"). Subsequent investigations of the JM III Parcel by an environmental consultant retained by the sellers of the Fairfax County Portfolio (the "Consultant") confirmed the presence of chlorinated solvents in groundwater at the JM III Parcel and on property adjacent to the JM III Parcel where an auto body repair shop is located.

    The sellers of the Fairfax County Portfolio reported the findings of chlorinated solvent contamination on the JM III Parcel to the Virginia Department of Environmental Quality. The Consultant has concluded that the auto body repair shop is the probable source for the chlorinated solvent contamination, has collected additional soil and groundwater samples and is preparing a remediation plan for the site. Units valued at approximately $1 million were escrowed from the purchase price paid for the Fairfax County Portfolio upon the closing of the acquisition. Under the terms of the escrow, these Units will be released to the seller of the JM III Parcel periodically upon performance of remediation pursuant to a remediation plan approved by Beacon. The escrow further provides that Beacon may receive some or all of the remaining escrowed Units upon certain conditions, including (i) if remediation is required by law, in the event of an emergency threatened by the contamination, (ii) if the seller defaults under the remediation agreement or fails to obtain access to the likely source site or governmental approvals, (iii) if Beacon enters into a lease for space in a building to be constructed on the JM III Parcel or (iv) if the seller fails to obtain a closure certification from the Virginia Department of Environmental Quality upon completion of remediation.

    New England Executive Park Portfolio: Site assessments at the New England Executive Park Portfolio have identified the presence of trichloroethylene in the groundwater at one monitoring well on the northern perimeter of the Property. The groundwater beneath the Property flows into an aquifer, which supplies drinking water to the Town of Burlington. The concentrations that have been discovered at the Property to date are slightly above the standards established for trichloroethylene in areas contributing to drinking water supplies and, as a result, must be reported to the Massachusetts Department of Environmental Protection (the "DEP"). The owner of the property to the north of the New England Executive Park Portfolio, which is upgradient of the New England Executive Park Portfolio, has filed with the DEP indicating the presence of trichloroethylene in the groundwater of such property. The former owner of the New England Executive Park Portfolio filed with the DEP to establish the Property's "Downgradient Property Status" under applicable regulations, indicating that the Property is not a source of the trichloroethylene contamination that has been identified. The DEP has stated that this policy is not to require downgradient property owners to perform remediation under these circumstances. In addition, the Town of Burlington has allocated funds for, and is in the process of constructing, a groundwater treatment facility at its drinking water supply that draws from the subject aquifer. Beacon has been advised that such treatment facility has the capacity to treat any contaminants which may be derived from the groundwater passing beneath the New England Executive Park Portfolio. The Town's water treatment facility and the present policy of the DEP with respect to downgradient property owners do not relieve the Operating Partnership of potential liability for the presence of the identified trichloroethylene, although the Operating Partnership does not believe that any such liability would have a material adverse effect.


    The Riverview Building: Site assessments performed at 245 First Street have identified the presence of oil in one soil sample taken at the Property in an amount that slightly exceeds the concentration that requires reporting to the DEP. Based on these site assessments, however, an environmental consultant has advised the Operating Partnership that applicable regulatory requirements can be satisfied without the need to perform any remediation at the Property. As the owner of the Property, the Operating Partnership could be held liable for costs associated with the contamination that has been identified, although the Operating Partnership does not believe that such costs would have a material adverse effect.

Item 2. Financial Information

                           SELECTED FINANCIAL DATA


                                        Operating Partnership                        Predecessor
                               ---------------------------------------- -----------------------------------------

                                                               For the        For the
                                 For the       For the         Period          Period             Years Ended
                                Year Ended    Year Ended    May 26, 1994    January 1, 1994       December 31,
                               December 31,  December 31,   to December 31,   to May 25,     ---------------------
                                   1996          1995            1994           1994            1993       1992
                              ------------- -------------- ---------------   --------------  ---------- ----------
                                             (dollars in thousands, except per unit amounts)
OPERATING INCOME:
Revenues:
Rental Income                   $   147,825   $    69,781   $    23,702       $5,776         $14,315       $11,406
Management fees                       3,005         2,203            --        1,521           3,533         3,331
Recoveries from tenants              16,719         9,524         4,395        1,040           2,349         1,989
Mortgage interest income              4,970         2,546            --           --              --            --
Other income                         11,249         5,985         2,671          675           2,176         2,003
                                  ---------     ---------     ---------      ---------       ---------    ---------
  Total Revenue                     183,768        90,039        30,768        9,012          22,373        18,729
                                  ---------     ---------     ---------      ---------       ---------    ---------
Expenses:
Property expenses                    37,210        17,698         6,497        2,086           4,580         4,522
Real estate taxes                    18,124         9,950         3,015          595           1,354         1,204
General and administrative           19,218         9,444         2,943        1,399           4,357         4,658
Mortgage interest expense            30,300        15,220         4,970        2,798           7,650         7,203
Interest--amortization of
  financing costs                     2,084         1,370           617          373             192           138
Depreciation and amortization        33,170        17,233         6,727        2,385           5,577         5,505
                                  ---------     ---------     ---------      ---------       ---------    ---------
  Total Expenses                    140,106        70,915        24,769        9,636          23,710        23,230
                                  ---------     ---------     ---------      ---------       ---------    ---------
Income (loss) from operations        43,662        19,124         5,999         (624)         (1,337)       (4,501)
Equity (loss) in joint ventures
  and  corporations (1)               4,899         3,103           858          198          (5,953)       (1,544)
                                  ---------     ---------     ---------      ---------       ---------    ---------
Income (loss) from continuing
  operations  before minority
  interest                           48,561        22,227         6,857         (426)         (7,290)       (6,045)
Minority interest in
  partnerships and  corporations        (15)          (36)           (8)         931           1,539         2,656
                                  ---------     ---------     ---------      ---------       ---------    ---------
Income from continuing
  operations                         48,546        22,191         6,849          505          (5,751)       (3,389)

Discontinued
  Operations--Construction
   Company
 Income (Loss) from operations       (2,609)          (12)          477          102             440           136
 Loss on sale                          (249)           --            --           --              --            --
                                  ---------     ---------     ---------      ---------       ---------    ---------
Income before extraordinary
  items                              45,688        22,179         7,326          607          (5,311)       (3,253)
Extraordinary items                  (3,876)           --            --        8,898           1,554            --
                                  ---------     ---------     ---------      ---------       ---------    ---------
Net income (loss)               $    41,812   $    22,179   $     7,326       $9,505         $ (3,757)     $ (3,253)
                                  =========     =========     =========      =========       =========    =========
Per unit data:
Income from continuing
  operations                    $      1.41   $      1.09   $      0.45           --              --            --
Discontinued
  Operations--Construction
   Company
 Income (loss) from operations        (0.08)        (0.00)         0.03           --              --            --
 Loss on sale                         (0.01)           --            --           --              --            --
                                  ---------     ---------     ---------      ---------       ---------    ---------
Income before extraordinary
  items                                1.32          1.09          0.48           --              --            --
Extraordinary items                   (0.11)           --            --           --              --            --
                                  ---------     ---------     ---------      ---------       ---------    ---------
Net income (loss)               $      1.21   $      1.09   $      0.48           --              --            --
                                  =========     =========     =========      =========       =========    =========
Distributions declared          $     1.765   $      1.24   $      0.96           --              --            --
Distributions paid              $     1.765   $      1.64   $      0.56           --              --            --
Weighted average units
  outstanding                    34,446,907    20,323,327    15,270,899           --              --            --

                                        Operating Partnership                        Predecessor
                               ---------------------------------------- -------------------------------------------

                                                               For the           For the
                                 For the       For the         Period            Period           Years Ended
                                Year Ended    Year Ended    May 26, 1994     January 1, 1994      December 31,
                               December 31,  December 31,   to December 31,    to May 25,      --------------------
                                   1996          1995            1994            1994             1993        1992
                              ------------- -------------- ------------- -- ------------       ----------- --------
                                              (dollars in thousands, except per unit amounts)
BALANCE SHEET INFORMATION:
Real estate before
  accumulated depreciation      $1,691,530     $471,142        $ 385,852       $ 82,198    $   81,220   $  78,580
Total assets                     1,778,913      534,723         385,565          77,470        85,497      93,327
Mortgage debt                      452,212       70,536          90,936          69,240        87,091      86,610
Note Payable, Credit Facility      153,000      130,500         130,300              --            --          --
Total liabilities                  671,283      239,009         260,468         129,836       143,451     142,015
Total partners capital           1,107,630      295,714         139,691         (52,366)    (  57,954)    (48,688)
-------------
(1) Including deductions for:
  Depreciation and
  amortization                  $    4,033     $  2,306        $  3,013
  Interest-amortization of
  financing costs               $      898     $    853        $    796

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    The following discussion should be read in conjunction with the Operating Partnership's Consolidated Financial Statements and Notes thereto included elsewhere herein. This Registration Statement on Form 10 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Operating Partnership's actual results could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely releasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Operating Partnership's filings with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

    The Operating Partnership continued its growth and expansion in 1996 by investing approximately $1.2 billion in real estate. The Operating Partnership increased its portfolio to 104 office buildings totaling 15.8 million square feet while moving for the first time into Atlanta, Georgia; Chicago, Illinois; Los Angeles and San Francisco, California and reinforcing its presence in Boston, Massachusetts and Washington, D.C.

    The 1996 acquisitions were facilitated by three successful public offerings of Beacon's Common Stock. In all, Beacon issued 27.6 million shares of Common Stock in 1996 and raised nearly $800 million in gross proceeds. Beacon contributed the net proceeds of these offerings to the Operating Partnership in exchange for Units. In connection with the acquisition of the Perimeter Center Portfolio, the Fairfax County Portfolio and the Presidents Plaza Property, the Operating Partnership also issued approximately 2.6 million Units.

    In 1996, the Construction Company sold substantially all of its assets. The Construction Company's new business plan involves the completion of certain contracts not transferred to the purchaser and the liquidation of its remaining assets. The Operating Partnership's decision to affect the sale of the Construction Company was based upon the determination that the general construction business was no longer an integral part of its business. Construction contracts on Properties owned by the Operating Partnership represented only 6%, 8% and 7% of the Construction Company's total revenues in 1996, 1995 and 1994, respectively.

    As a result of the significant acquisitions by the Operating Partnership and its use of the equity method of accounting for the management, design and construction corporations, while the Predecessor consolidated these entities, the operating results of the Operating Partnership and Predecessor are not directly comparable.

Results of Operations

    For discussion purposes, the results of operations for the year ended December 31, 1994 combine the operating results of the Predecessor for the period January 1, 1994 to May 25, 1994 and the operating results of the Operating Partnership for the period May 26, 1994 to December 31, 1994.

    The Operating Partnership's gross revenues increased by 104% from 1995 to 1996 and 126% from 1994 to 1995. The growth in gross revenues was primarily the result of the acquisition of 78 Properties comprising 9.1 million square feet in 1996, 5 Properties comprising 1.4 million square feet in 1995, and 6 Properties comprising 0.9 million square feet in 1994.

    The acquisition properties increased revenues from rental operations, which includes rental income, recoveries from tenants and other income, by $81.7 million from 1995 to 1996 and $47.2 million from 1994 to 1995. The remaining balance of the increase was primarily due to increase in occupancy and rental rates, completion of the redevelopment and achievement of 88% occupancy of the Crosby Corporate Center in 1996 and interest income earned on cash reserves.

    The impact of the straight-line rent adjustment increased consolidated revenues for the Operating Partnership by $6.6 million in 1996, $3.7 million in 1995 and $1.9 million for the period May 26, 1994 to December 31, 1994. The impact of the straight-line rent adjustment increased the Operating Partnership's equity in net income of property joint ventures and corporations by $0.1 million in 1996, $0.2 million in 1995 and $0.3 million for the period May 26, 1994 to December 31, 1994.

    Management fees were $3.0 million in 1996, $2.2 million in 1995 and $1.5 million in 1994. The increase from 1995 to 1996 of $0.8 million is the result of the management contract for 75-101 Federal Street, a Property in the which the Operating Partnership purchased an approximate 51% interest in September 1995. The increase from 1994 to 1995 of $0.7 million is the result of Beacon Property Management, L.P., a fully consolidated entity, managing the joint venture properties effective January 1, 1995. In 1994, the Management Company, an entity accounted for under the equity method, managed the joint venture and unrelated third-party properties. The Predecessor reported the results of operations of the management of joint venture and unrelated third-party properties in revenues and expenses in its combined financial statements.


    Mortgage interest income for 1996 was $5.0 million and $2.5 million for 1995. The increase of $2.5 million is the result of the Operating Partnership's acquisition of the remaining portions of the outstanding first mortgage indebtedness on the Rowes Wharf Property in 1996 and a full year of interest income in 1996 from those portions of the Rowes Wharf debt purchased in 1995. If the Operating Partnership had owned all of its share of the Rowes Wharf debt for a full year in 1996, mortgage interest income would have been $5.6 million.

    The acquisition properties increased property expenses, real estate taxes and depreciation and amortization by $37.2 million from 1995 to 1996 and $24.0 million from 1994 to 1995. The remaining balance was primarily due to increased operating expenses as a result of an increase in occupancy and the completion of the redevelopment and achievement of 88% occupancy at the Crosby Corporate Center in 1996.


    General and administrative expenses were $19.2 million in 1996, $9.4 million in 1995 and $4.3 million in 1994. The acquisition properties increased general and administrative expenses by $3.7 million from 1995 to 1996 and $3.8 million from 1994 to 1995. The remaining balance of the increase was primarily due to an increase in corporate management and administrative costs with the largest increase in payroll expense of $2.2 million and rent expense of $1.0 million. The increase in corporate management and administrative costs was the result of the growth of the Operating Partnership's portfolio of properties and the opening of the first regional office in Atlanta in 1996. General and administrative expenses as a percentage of total revenue was 10.5% in 1995 and 1996 and 10.9% in 1994.


    Mortgage interest expense was $30.3 million in 1996, $15.2 million in 1995 and $7.8 million in 1994. The increase of $15.1 million from 1995 to 1996 is primarily the result of debt incurred or assumed in connection the acquisition of the Perimeter Center Portfolio and the Fairfax County Portfolio. Interest expense associated with the mortgage debt placed on the Wellesley Office Park and Center Plaza Properties in 1996 was offset by a reduction of interest expense on the Credit Facility as a result of the proceeds being used to pay down the balance of the Credit Facility. The increase of $7.4 million from 1994 to 1995 is primarily due to the interest on the Credit Facility and debt assumed in connection with the acquisition of 150 Federal Street and the remaining joint venture interest in 175 Federal Street offset by the decrease in interest expense as a result of the discharge of mortgage debt in connection with the formation of the Operating Partnership. The weighted average balance outstanding of the Credit Facility was $42.3 million for 1996, $99.7 million for 1995 and $50.4 million for the period May 26, 1994 to December 31, 1994.

    Interest-amortization of financing costs was $2.1 million in 1996, $1.4 million in 1995 and $1.0 million in 1994. The increase of $0.7 million from 1995 to 1996 was primarily the result of amortization of financing costs associated with the Credit Facility, the mortgage debt on Wellesley Office Park, Center Plaza and the Perimeter Center Portfolio. The increase of $0.4 million from 1994 to 1995 is primarily the result of the amortization of financing costs associated with the Credit Facility offset by the write-off of financing costs by the Predecessor as a result of the discharge of mortgage debt in connection with the formation of the Operating Partnership.

    Equity in net income of joint ventures and corporations was $4.9 million in 1996, $3.1 million in 1995 and $1.1 million in 1994. The increase of $1.8 million from 1995 to 1996 was primarily the result of the acquisition of the equity investment in 75-101 Federal Street in September 1995. The increase of $2.0 million from 1994 to 1995 is primarily the result of a reduction in the equity in net loss from the Center Plaza Property as a result of the Operating Partnership acquiring its debt, a controlling interest and fully consolidating the Property effective December 1, 1994. Increases in equity in net income of One Post Office Square and Polk and Taylor, as well as a new equity investment in 75-101 Federal Street, were offset by the decrease in equity in net income from Wellesley Office Park Building Six, 175 Federal Street and the Management Company.

    Loss (income) from discontinued operations from the Construction Company was a $2.6 million loss in 1996, a $0.1 million loss in 1995 and $0.5 million income in 1994. The increase in loss of $2.5 million from 1995 to 1996 was primarily the result of several significant subcontractors working on construction contracts in Atlanta seeking bankruptcy and not completing their work. As a result, the Construction Company was forced to complete the projects using additional contractors which increased the total costs of the projects.

    In December 1996, substantially all of the assets of the Construction Company were sold to Skanska AB, a Swedish construction firm. In connection with the sale, the Operating Partnership recorded its share of the loss of $0.2 million.

    As a result of transactions resulting in the formation of the Operating Partnership (the "Formation Transactions"), no minority interest in the combined partnerships was recorded after May 25, 1994, resulting in a decrease compared to 1994 in minority interest in loss of combined partnerships.

    Extraordinary items were a $3.9 million loss in 1996 and a $8.9 million gain in 1994. An extraordinary item of $2.2 million was recorded in connection with the write-off of fees and costs to acquire the PaineWebber Acquisition Loan which was repaid in March 1996 approximately three years prior to its maturity. An extraordinary item of $1.7 million was recorded in connection with write-off of fees and costs of the Credit Facility which was substantially modified in June 1996. The extraordinary gain in 1994 relates to the settlement of mortgage debt by the Predecessor on the Wellesley Office Park Buildings One to Five and Seven as a condition of transfer prior to the Formation Transactions.

Liquidity and Capital Resources

    Net cash provided by operating activities totaled $92.2 million in 1996, $33.0 million in 1995 and $11.4 million in 1994. The increase in the periods was primarily attributable to the incremental increase in cash flow from operations provided by the acquisition properties as well as an increase in security deposits, accrued interest, and prepaid rents.

    Net cash used by investing activities totaled $1,097.9 million in 1996, $145.9 million in 1995 and $234.9 million in 1994. The increase from 1995 to 1996 was the result of the acquisition of Properties and the redevelopment of the Crosby Corporate Center and Wellesley Building Eight in 1996. The decrease from 1994 to 1995 was primarily a result of Beacon's May 1994 initial public offering (the "Initial Offering") whereby the Operating Partnership acquired its initial portfolio of 15 Properties totaling 4.4 million square feet.

    Net cash provided by financing activities totaled $1,037.1 million in 1996, $102.6 million in 1995 and $236.8 million in 1994. The increase from 1995 to 1996 was primarily due to an increase in public stock offerings of Beacon, the proceeds of which were contributed to the Operating Partnership, and the closing of mortgage debt on certain Properties. The decrease from 1994 to 1995 was primarily attributable to the repayments on the Credit Facility in 1995.

    Cash and cash equivalents were $35.9 million at December 31, 1996 compared to $4.5 million at December 31, 1995. The increase was primarily the result of proceeds from 1996 public stock offerings of Beacon, the proceeds of which were contributed to the Operating Partnership, in excess of the funds utilized for the 1996 acquisitions and the redevelopment of the Crosby Corporate Center and Wellesley Eight Building.

Investing Activities

    On February 15, 1996, the Operating Partnership acquired the Perimeter Center Portfolio, a 3.3 million square foot, 32 building portfolio located in suburban Atlanta, Georgia for approximately $322.2 million in cash and approximately $13.8 million in Units.

    During the second quarter of 1996, the Operating Partnership and Equitable, the Operating Partnership's partner in the Rowes Wharf Property, acquired the remaining portion of the outstanding first mortgage indebtedness on the Rowes Wharf Property that had been held by a bank lending group for $16.7 million. The mortgage debt was acquired at market value which was approximately 50% of the face value.

    On August 16, 1996, the Operating Partnership acquired the New York Life Portfolio for approximately $150 million. The New York Life Portfolio consists of the AT&T Plaza located in Oak Brook, Illinois, the five-building Tri-State International office park located in Lincolnshire, Illinois and a property located at 1333 H Street in Washington, D.C.


    On September 5, 1996, the Operating Partnership acquired the Fairfax County Portfolio for aggregate consideration of $77 million consisting of assumption of mortgage debt of approximately $55.5 million and the issuance of approximately $21.5 million of Units. The Fairfax County Portfolio consists of the John Marshall I building, the E.J. Randolph building, the Northridge I building and the JM III Parcel.


    On October 18, 1996, the Operating Partnership acquired the Rosslyn, Virginia Portfolio for aggregate consideration of approximately $99 million. The Rosslyn, Virginia Portfolio consists of office buildings located at 1616 North Fort Myer Drive and 1300 North 17th Street.

    On November 15, 1996, the Operating Partnership acquired the New England Executive Park Portfolio for aggregate consideration of approximately $75 million. An additional $17 million payment is payable on November 30, 1998, contingent upon meeting conditions regarding occupancy or rental income levels at the Property in 1998.

    On November 21, 1996, the Operating Partnership acquired the 10960 Wilshire Boulevard Property located in Westwood, California for aggregate consideration of approximately $133 million.

    On November 21, 1996, the Operating Partnership acquired 245 First Street located in Cambridge, Massachusetts for aggregate consideration of approximately $45 million.


    On December 20, 1996, the Operating Partnership acquired the Shoreline Technology Park and Lake Marriott Business Park located in suburban
San Francisco for aggregate consideration of approximately $183.0 million.


    On December 27, 1996, the Operating Partnership acquired the Presidents Plaza Property for aggregate consideration of approximately $38.0 million in cash and the issuance of approximately $39.0 million of Units.

Financing Activities

    On January 9, 1996, the Operating Partnership converted $55 million of the Credit Facility to permanent mortgage debt secured by the Wellesley Office Park Properties.

    On February 9, 1996, the Operating Partnership converted $60 million of the Credit Facility to permanent mortgage debt secured by the Center Plaza Property.

    On February 15, 1996, the Operating Partnership acquired the Perimeter Center Portfolio using the proceeds of the $260 million PaineWebber Acquisition Loan and the issuance of approximately $13.8 million of Units, with the balance funded from the Credit Facility.

    In March 1996, the Company sold 7,036,000 shares of Common Stock to the public at $26.25 per share and contributed the approximately $173.8 million net proceeds of the offering to the Operating Partnership in exchange for 7,036,000 Units. The net proceeds of the contribution were used to repay a portion of the PaineWebber Acquisition Loan.

    On March 15, 1996, the Operating Partnership closed on the $218 million MetLife Loan. The proceeds of the MetLife Loan were used to repay the remaining portion of the PaineWebber Acquisition Loan and the outstanding balance of the Credit Facility.

    In August 1996, the Company sold 5,750,000 shares of Common Stock to the public at $25.75 per share and contributed the approximately $139.4 million net proceeds of the offering to the Operating Partnership in exchange for 5,750,000 Units. The net proceeds of the contribution were used to purchase the New York Life Portfolio.

    In November 1996, the Company sold 13,723,000 shares of Common Stock to the public at $30.75 per share. In addition, in December 1996, the Company sold an additional 1,132,400 shares of Common Stock at an offering price of $33.465 per share to the underwriters of the November 1996 offering to cover a portion of their short position resulting from over-allotments. The Company contributed the approximately $436.7 million net proceeds of these offerings to the Operating Partnership in exchange for 14,855,400 Units. The net proceeds of these offerings were used to purchase the various fourth quarter acquisitions with the balance added to cash reserves.

    On December 23, 1996, the Operating Partnership refinanced the $16.5 million mortgage loan on the Northridge I Property to a $13.6 million mortgage loan with a 10-year term bearing interest at an annual rate of 8.19%. This mortgage loan requires monthly installments of interest only in years one and two and principal and interest during years three through ten based on a 25-year amortization schedule.

    On December 23, 1996, the Operating Partnership also closed on a $15.0 million mortgage loan on the E.J. Randolph Property, and used the net proceeds to pay down the Credit Facility. On September 5, 1996, in connection with the acquisition of the Property, the Operating Partnership paid off a $18.0 mortgage loan it assumed using a draw on the Credit Facility.

    On January 28, 1997, the Operating Partnership declared a distribution of $.4625 per Unit payable on February 28, 1997 to partners of record on February 10, 1997.

Capitalization

    At December 31, 1996, the Operating Partnership's total consolidated debt was approximately $605.2 million, and its total consolidated debt plus its proportionate share of total unconsolidated debt (other than the Rowes Wharf Property debt) was approximately $698.8 million. At December 31, 1996, the Operating Partnership's outstanding consolidated debt consisted of approximately $153.0 million under the Credit Facility and approximately $452.2 million of fixed rate mortgage indebtedness with a weighted average rate of 7.22%, collateralized by Properties owned 100% by the Operating Partnership. The Operating Partnership's proportionate share of its current total unconsolidated debt (excluding the Rowes Wharf Property debt) consists of approximately $46.6 million on the One Post Office Square Property (in which the Operating Partnership has a 50% general partner interest) and approximately $46.4 million on the 75-101 Federal Street Property (in which the Operating Partnership owns approximately 52% of the common stock of a private REIT that owns the Property). The weighted average rate of the Operating Partnership's unconsolidated fixed rate mortgage indebtedness is 7.47%. The weighted average rate of the Operating Partnership's consolidated and unconsolidated fixed rate mortgage indebtedness is 7.27%.

    Based on the Operating Partnership's total market capitalization of $2,690.3 million at December 31, 1996 (at the December 31, 1996 closing stock price of $36.625), the Operating Partnership's consolidated debt plus its proportionate share of total unconsolidated debt (other than the Rowes Wharf Property debt) represented approximately 26% of its total market capitalization.

    In June 1996, the Operating Partnership substantially modified the terms of the Credit Facility. Additionally, in July 1996, the maximum loan amount available under the Credit Facility was increased to $300 million. The new Credit Facility matures in June 1999. The Operating Partnership has an interest rate protection agreement through May 1997 with The First National Bank of Boston ("Bank of Boston") with respect to $135 million of the Credit Facility, which provides for offsetting payments to the Operating Partnership in the event that 90-day LIBOR exceeds 9.47% per annum. Effective May 1997 through May 1999, the Operating Partnership has an interest rate protection agreement with respect to $137.5 million of the Credit Facility, which provides for offsetting payments to the Operating Partnership in the event that 90-day LIBOR exceeds 8.75% per annum. This interest rate protection arrangement may be applied during four quarters of the period from May 1997 to May 1999.

    The Operating Partnership utilizes the Credit Facility primarily to finance acquisitions of additional properties, although up to $30 million may be used for working capital purposes and $2.5 million is reserved under certain circumstances for capital expenditures. The Credit Facility is a recourse obligation of the Operating Partnership, is guaranteed by Beacon and is secured by cross-collateralized mortgages and assignments of rents on 29 of the Properties. The Operating Partnership's ability to borrow under the Credit Facility is subject to the Operating

Partnership's compliance with a number of customary financial and other covenants on an ongoing basis, including loan-to-value ratio against the secured borrowing base not to exceed 60%, debt service coverage ratio of 1.5x for the secured borrowing base and 2.0x for the Operating Partnership as a whole, a leverage ratio not to exceed 55%, with the ability to increase leverage to 66.67% for up to six months at a time, limitations on additional indebtedness and stockholders distributions, and a minimum net worth requirement. At December 31, 1996, the Operating Partnership had the ability to borrow an additional $127.5 million under the Credit Facility without having to grant additional mortgages on other owned Properties.



    The Operating Partnership has considered its short-term (up to 12 months) liquidity needs and the adequacy of expected liquidity sources to meet these needs. The Operating Partnership believes that its principal short-term liquidity needs are to fund normal recurring expenses, debt service requirements and the minimum distribution required to maintain Beacon's REIT qualifications under the Internal Revenue Code of 1986, as amended (the "Code"). The Operating Partnership believes that these needs will be fully funded from cash flows provided by operating activities.



    The Operating Partnership expects to meet long-term (greater than 12 months) liquidity requirements for the costs of development, property acquisitions, scheduled debt maturities, major renovations, expansions and other non-recurring capital improvements through long-term secured and unsecured indebtedness and the issuance of additional Units and equity securities. The Operating Partnership may finance the redevelopment or acquisition of additional properties by using its Credit Facility.


    Rental revenues and operating expense reimbursement income from tenants, and income from the management and design companies are the Operating Partnership's principal sources to pay its operating expenses, debt service and recurring capital expenditures. The Operating Partnership seeks to increase income from existing Properties by maintaining quality standards for its Properties that promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Consequently, the Operating Partnership believes its revenues will continue to provide the necessary funds for its operating expenses, debt service and recurring capital expenditures.

    During the year ended December 31, 1996, the Operating Partnership paid quarterly distributions totaling $1.765 per unit, and intends to continue paying distributions quarterly. The Operating Partnership expects to use cash flows from operating activities to fund distributions to the partners.

    Principal sources of funds for acquisitions are expected to include income from operations, proceeds of offerings, amounts available under the Credit Facility, and assumption of mortgage debt on new properties, long term secured and unsecured indebtedness or sale of real estate. In addition to funds from the above sources, acquisitions of properties or interests therein may also be acquired by the issuance of Units.

Environmental Matters



     The Operating Partnership believes, based on its internal reviews, environmental site assessments performed by consultants, existing plans to mitigate and monitor the sites and financial commitments of certain prior owners and tenants, that the future costs relating to environmental remediation and compliance will not have a material adverse effect on the Operating Partnership's financial condition, results of operations, or liquidity.




Inflation

    Most of the Operating Partnership's leases require tenants to pay increases in operating expenses, including common area charges and real estate taxes, thereby reducing the risk to the Operating Partnership of the adverse effects of inflation. Leases also vary in term from three years to 15 years, further reducing the risk to the Operating Partnership of the adverse effects of inflation.

Item 3. Properties


                                              THE PROPERTIES
                                          (dollars in thousands)

                                                               Rentable    Percent                    Mortgage Notes
                           Year     Ownership                  Area in      Leased       Cost at       Payable at
                          Built/     Interest     Property      Square    December 31,  December 31,   December 31,
       Property          Renovated     (1)        Location       Feet        1996          1996           1996
 ----------------------  ---------- ---------  -------------- ---------   ------------  ------------  --------------
Downtown Boston Office Market
75-101 Federal Street    1985-1988     50.8%     Boston, MA     812,000      92%        $       (2)  $        (2)
One Post Office Square        1981       50%     Boston, MA     764,129      99%                (2)           (2)
Center Plaza             1966-1969          (3)  Boston, MA     649,359      93%          81,823       60,000
150 Federal Street            1988      100%     Boston, MA     530,279      99%         113,871       56,920 (4)
Rowes Wharf                   1987       45%     Boston, MA     344,326     100%                (2)           (2)
Russia Wharf             1978-1982      100%     Boston, MA     314,596      98%          18,089              (5)
2 Oliver Street-147
  Milk Street            1982-1988      100%     Boston, MA     271,000      97%          19,338              (5)
175 Federal Street            1977      100%     Boston, MA     203,349      94%          29,105       12,970
South Station (6)             1988      100%     Boston, MA     148,591     100%          22,348           --
                                                              ---------     -----
                                                              4,037,629      96%
                                                              ---------     -----
Greater Boston Suburban Office Market
Wellesley Office Park
  (7)                    1963-1984      100%   Wellesley, MA    622,862     100%          97,805       55,000
Crosby Corporate
  Center (8)                  1996      100%    Bedford, MA     336,000      88%          27,841              (5)
Westwood Business
  Centre                      1985      100%    Westwood, MA    160,400     100%          12,331              (5)
New England Executive
  Park Portfolio (9)     1970-1985      100%   Burlington, MA   817,013      98%          75,390              (5)
                                                              ---------     -----
                                                              1,936,275      97%
                                                              ---------     -----
Cambridge Office Market
One Canal Park                1987      100%   Cambridge, MA    100,300     100%           9,514              (5)
Ten Canal Park                1987      100%   Cambridge, MA    110,000      92%          11,923              (5)
The Riverview
 Building (10)           1985-1986      100%   Cambridge, MA    263,227     100%          45,183              --
                                                              ---------     -----
                                                                473,527      98%
                                                              ---------     -----
North Central Atlanta Office Market
Perimeter Center
  Portfolio (11).        1970-1989      100%    Atlanta, GA   3,302,136      98%         343,014      218,000
                                                              ---------     -----

Arlington County, Virginia Office Market
The Polk and Taylor
  Buildings                   1970       10%   Arlington, VA    890,000     100%                (2)           (2)
1300 North 17th Street        1980      100%    Rosslyn, VA     372,865      98%          54,776              (5)
1616 North Fort Myer
  Drive                       1974      100%    Rosslyn, VA     292,826      99%          44,894              (5)
                                                              ---------     -----
                                                              1,555,691      99%
                                                              ---------     -----
Fairfax County, Virginia Office Market
John Marshall I               1981      100%     McLean, VA     261,364     100%          34,134       20,722
E.J. Randolph                 1983      100%     McLean, VA     164,677      97%          23,146       15,000
Northridge I                  1988      100%      Reston/       124,319     100%          21,216       13,600
                                                Herndon, VA   ---------     -----
                                                                550,360      99%
                                                              ---------     -----

Washington, D.C. Office Market
1333 H Street, N.W.                           Washington,
                              1984(12)  100%        D.C.        238,694      90%          53,438              (5)
                                                              ---------     -----

Suburban Chicago Office Market
AT&T Plaza                    1984      100%   Oak Brook, IL    225,318     100%          35,115              (5)
Tri-State                                     Lincolnshire,
  International (13)          1986      100%         IL         548,000      74%          63,171              (5)
Presidents Plaza (14)    1980-1982      100%    Chicago, IL     791,000      90%          77,533
                                                              ---------     -----
                                                              1,564,318      86%
                                                              ---------     -----

                                      14

                                              THE PROPERTIES
                                          (dollars in thousands)

                                                               Rentable    Percent                    Mortgage Notes
                           Year     Ownership                  Area in      Leased       Cost at       Payable at
                          Built/     Interest     Property      Square    December 31,  December 31,   December 31,
       Property          Renovated     (1)        Location       Feet        1996          1996           1996
 ----------------------  ---------- ---------  -------------- ---------   ------------  ------------  --------------
West Los Angeles Office Market
10960 Wilshire Boulevard 1971-1992      100%   Westwood, CA     543,804      89%       $  133,307     $   --
                                                              ---------     -----

Suburban Philadelphia Office Market
Westlakes Office Park    1988-1990     100%      Berwyn, PA     443,592      98%           59,018            (5)
  (15)                                                         ---------     -----

San Francisco Office  Market
Shoreline Technology                            Mountain
 Park (16)               1985-1991     100%     View, CA        727,000     100%          141,040         --
Lake Marriott Business
  Park (17)                   1981     100%   Santa Clara, CA   400,000     100%           43,167         --
                                                              ---------    -----
                                                              1,127,000     100%
                                                              ---------    -----       ----------    ----------
Total Weighted Average                                       15,773,026      96%      $1,691,530     $452,212
                                                              =========    =====       ==========    ==========

-------------
 (1) The Operating Partnership holds, directly or indirectly, a general partner interest in One Post Office Square, a general partner and limited partner interest in Center Plaza and the Polk and Taylor Buildings and a limited partner interest in Rowes Wharf Associates. The Operating Partnership holds approximately 50.8% of the common stock of BeaMetFed, Inc. ("BeaMetFed"), the entity that holds the fee title to the 75-101 Federal Street Property. The Operating Partnership owns a 100% fee interest in the remaining Properties, with the exception of South Station, in which it holds a ground leasehold interest.


 (2) The Operating Partnership uses the equity method of accounting for its investments in the joint ventures or corporations which own these Properties.

 (3) The Operating Partnership holds a 1% general partner interest, a 75% limited partner interest and an option to purchase the remaining 24% limited partner interest in the partnership that owns the Center Plaza Property.

 (4) This Property is comprised of two units. Unit A is collateral for a note payable under the Credit Facility. Unit B is collateral for a mortgage note payable in the amount of $56,920.

 (5) These Properties are collateral for a note payable under the Credit
     Facility.

 (6) The Operating Partnership owns a ground leasehold interest in the South Station Property which expires in 2024 but may be extended, at the Company's option, for two additional 15-year terms. Fee title to this Property is owned by an unaffiliated third party. This Property was originally built in the early 1900s and was fully rehabilitated in 1988. This Property includes a significant retail component.

 (7) The Wellesley Office Park consists of eight office buildings.

 (8) The Crosby Corporate Center is a Property which consists of six office buildings.

 (9) The New England Executive Park Portfolio consists of nine of the thirteen office buildings located in the New England Executive Park, the remaining four of which are owner-occupied.


(10) The Riverview Building consists of two attached structures connected by a four-story atrium. Riverview I, a six-story office building, was constructed in 1909 and renovated in 1986. Riverview II, an eighteen-story structure with parking on the first nine floors, was constructed in 1985.


(11) The Perimeter Center Portfolio consists of 32 buildings and six ground leases.

(12) Approximately 205,000 square feet of the 1333 H Street Property was built in 1982. The remaining approximately 34,000 square feet was renovated in 1982.

(13) The Tri-State International complex consists of five office buildings.

(14) Presidents Plaza consists of four office buildings.

(15) The Westlakes Office Park consists of four office buildings.

(16) Shoreline Technology Park consists of twelve office buildings.

(17) Lake Marriott Business Park consists of seven office buildings.

Item 4. Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth the beneficial ownership of Units for (i) each limited partner of the Operating Partnership that the Operating Partnership believes holds more than a 5% beneficial interest in the Operating Partnership, (ii) each Director of Beacon (the corporate general partner of the Operating Partnership) and each of the chief executive officer and the four other most highly compensated executive officers of Beacon (the "Named Executive Officers") and (iii) the directors and Named Executive Officers of Beacon as a group.

           Name and Business                Number of     Percent of
      Address of Beneficial Owner             Units          Units
 ---------------------------------------     ---------     ----------
Beacon Properties Corporation               48,116,480      88.5  %
Alan M. Leventhal (1)                        1,911,620            *
Lionel P. Fortin (2)                           130,627         *
Edwin M. Sidman (3)                            832,445         *
Douglas S. Mitchell                            119,115         *
Robert J. Perriello                            109,620         *
Charles H. Cremens                                   0         *
Graham O. Harrison                                   0         *
William F. McCall                                    0         *
Steven Shulman                                       0         *
Scott M. Sperling                                    0         *
All directors and executive officers
  of Beacon as a group (10 persons)          3,103,427       5.7  %

-------------

  * less than one percent

(1) Mr. Alan M. Leventhal was deemed to be the beneficial owner of (a) 1,300,185 Units held by trusts or partnerships of which he is a trustee or a general partner by reason of his shared power to vote such Units and
    (b) 305,380 Units allocated to him as beneficiary under a certain trust. Mr. A. Leventhal holds 306,055 Units directly.

(2) Mr. Fortin was deemed to be the beneficial owner of (a) 7,193 Units held by a trust of which he is a trustee by reason of his shared power to vote such Units, and (b) 123,434 Units.

(3) Mr. Sidman was deemed to be beneficial owner of (a) 305,380 Units held by trusts of which he is a trustee by reason of his shared power to vote such Units, (b) 206,155 Units allocated to him as beneficiary under certain trusts and (c) 320,910 Units held in a voting trust of which he is a trustee by reason of his shared power to vote such shares.

Item 5. Directors and Officers

    The Operating Partnership is managed through Beacon, the general partner of the Operating Partnership. The information required by this item is hereby incorporated by reference to the material appearing on pages S-55 through S-58 of Beacon's prospectus supplement, dated November 14, 1996, File No. 333-02544.

    In January 1997, William A. Bonn, Esq. joined Beacon as General Counsel. A biography of Mr. Bonn follows:

    Prior to joining Beacon as General Counsel, from 1987 to 1997 Mr. Bonn worked with Property Capital Trust, another Boston-based real estate investment trust, and served as Senior Vice President and General Counsel. From 1978 to 1987 Mr. Bonn held various positions as an attorney with The Prudential Insurance Company of America and was assigned to work with Prudential's Realty Group in Newport Beach and Los Angeles, California; New York City and at Prudential's headquarters in Newark, New Jersey. From 1976 to 1978 Mr. Bonn was engaged in the private practice of law in Los Angeles. Mr. Bonn holds a Bachelor of Science Degree from the University of California at San Diego and a Juris Doctor degree from the University of San Diego. He is admitted to practice law in Massachusetts, New York and California, and is a member of the American, California and Boston Bar Associations.

Item 6. Executive Compensation

    The Operating Partnership is managed through Beacon, the general partner of the Operating Partnership. Consequently, the Operating Partnership has no executive officers and pays no compensation. The information provided in this
Item 6 reflects compensation paid to the executive officers of Beacon.

Summary Compensation

    The following table sets forth the base compensation awarded for the past three fiscal years to each of the Named Executive Officers.

                          SUMMARY COMPENSATION TABLE


                                                                             Long Term
                                               Annual Compensation         Compensation
                                         -------------------------------- ---------------
                                                 Salary (1)                   Awards
      Name and Principal Position         Year      ($)      Bonuses ($)    Options (#)
---------------------------------------  ------ ------------ ------------ ---------------
Alan M. Leventhal                         1996    225,000      281,250        480,000
 President and Chief                      1995    165,000      206,250         50,000
 Executive Officer                        1994    150,000       61,250        100,000
Lionel P. Fortin                          1996    195,000      195,000        300,000
 Executive Vice President and             1995    154,000      154,000         35,000
 Chief Operating Officer                  1994    140,000       57,167         75,000
Robert J. Perriello                       1996    175,000      131,250        125,000
 Senior Vice President and                1995    147,500      110,634         25,000
 Chief Financial Officer                  1994    140,000       34,300         75,000
Douglas S. Mitchell                       1996    175,000      131,250        125,000
 Senior Vice President--                  1995    147,500      110,634         25,000
 Leasing, Management and Development      1994    140,000       42,875         75,000
Charles H. Cremens                        1996    141,346      250,000        300,000
 Senior Vice President and                1995        N/A          N/A            N/A
 Chief Investment Officer                 1994        N/A          N/A            N/A


-------------

(1) The base salary of Messrs. Leventhal, Fortin, Mitchell, Perriello and Cremens is paid by the Management Company. Beacon and the Operating Partnership reimburse for time spent by the Named Executive Officer on the business of Beacon or the Operating Partnership, respectively.

    Option Grants in Fiscal Year 1996. The following table sets forth the options granted with respect to the fiscal year ended December 31, 1996 to Beacon's Named Executive Officers.

                      OPTION GRANTS IN FISCAL YEAR 1996


                                         Individual Grants
                      --------------------------------------------------------
                                                                                  Potential Realizable
                                                                                    Value at Assumed
                         Number                                                        Annual Rate of
                        of Shares      Percent of                                        Share Price
                       Underlying    Total Options                                      Appreciation
                         Options       Granted to    Exercise or                       For Option Term
                       Granted(#)      Employees      Base Price   Expiration  --------------------------
Name                       (1)       in Fiscal Year      $/SH         Date         5% ($)       10% ($)
-------------------- ------------- --------------- ------------- ------------ ------------  -------------
Alan M. Leventhal        480,000          21.6%        $29.625      11/05/06    8,942,881     22,663,018
Lionel P. Fortin         300,000          13.5%        $29.625      11/05/06    5,589,308     14,164,386
Douglas S. Mitchell      125,000           5.6%        $29.625      11/05/06    2,328,875      5,901,826
Robert J. Perriello      125,000           5.6%        $29.625      11/05/06    2,328,875      5,901,826
Charles H. Cremens       300,000          13.5%          (2)           (3)      4,913,239    15,239,386


-------------

(1) These options will vest in five equal installments commencing on November 6, 1997 through November 6, 2001, except for 200,000 options granted to Mr. Cremens which will vest in four equal installments commencing on February 20, 1997 through February 20, 2000.

(2) The exercise price with respect to 200,000 of these options is $24.25 and the exercise price with respect to 100,000 of these Options is $29.625.

(3) The expiration date with respect to 200,000 of these options is February 19, 2006 and the expiration date with respect to 100,000 of these Options is November 5, 2006.

    Option Exercises and Year-End Holdings. The following table sets forth information regarding the exercise of stock options by the Named Executive Officers in 1996, as well as the value of options held at the end of 1996 by the Named Executive Officers.

               Aggregated Option Exercises in Last Fiscal Year
                    and Fiscal Year-End 1996 Option Values


                                                       Number of
                                                       Securities           Value of
                                                       Underlying         Unexercised
                                                      Unexercised         in-the-Money
                                                   Options at Fiscal   Options at Fiscal
                                                      Year-End(#)       Year-End ($) (1)
                           Shares                   --------------------------------------
                        Acquired On      Value        Exercisable/        Exercisable/
Name                    Exercise (#)  Realized ($)   Unexercisable       Unexercisable
---------------------- ------------- -------------  --------------------------------------
Alan M. Leventhal             N/A            N/A     83,334/546,666   1,583,256/4,613,905
Lionel P. Fortin           25,000       $221,875     36,667/348,333     683,131/2,975,270
Robert J. Perriello        25,000       $221,875     33,334/166,667     628,083/1,640,542
Douglas S. Mitchell        25,000       $221,875     33,334/166,667     628,083/1,640,542
Charles H. Cremens            N/A            N/A          0/300,000           0/3,175,000


-------------

(1) The value of unexercised in-the-money options at fiscal year-end based on the fair market value for Common Stock, $36.625 share, as of December 31, 1996.

Pension Plan

    Beacon maintains a qualified non-contributory defined benefit pension plan (the "Pension Plan") for eligible salaried employees of Beacon, including the Named Executive Officers. The eligibility requirements of the Pension Plan are 1,000 hours of service per year and one year of service with Beacon. The assets of the Pension Plan are invested in funds managed by Fidelity Investments and Pell Rudman & Co., Inc. The Pension Plan is administered by the Board of Directors. Annual contributions to the Pension Plan are computed by an actuarial firm based on normal pension costs and a portion of past service costs. The Pension Plan provides for monthly benefits to, or on behalf of, each covered employee at age 65 and has provisions for surviving spouse benefits after five years of service. Covered employees who terminate employment prior to retirement with at least five years of service are vested in the accrued retirement benefit. The Pension Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    The following table illustrates estimated annual pension benefits payable upon retirement under the Pension Plan.


 Final Average      Annual Pension Benefits Based on Years of Service
 ----------------  ---------------------------------------------------
Compensation               15        20       25        30       35
$160,000                24,000    32,000   40,000    48,000   56,000



    The estimated accrued benefits shown in the table above are shown as straight-life annuity amounts. These amounts are subject to reduction if an optional form of annuity payment is elected. Pension benefits are calculated based upon a plan compensation limit of $160,000. Normal retirement age is 65 years.



     The estimated credited years of service for Messrs. Alan M. Leventhal, Fortin, Mitchell, Perriello and Cremens are 20 years, 23 years, 32 years, 27 years, and 1 year, respectively.


Employment Agreement

    Beacon has entered into an employment agreement with Alan M. Leventhal (the "Employment Agreement") that will continue in effect until May 27, 1997, and may be renewed for such periods, if any, as agreed to by Beacon and Mr. Leventhal. Pursuant to the Employment Agreement, Mr. Leventhal will serve as President and Chief Executive Officer of Beacon and Executive Vice President of the Management Company. Mr. Leventhal was initially paid an annual base salary of $150,000, which salary may be increased, but not decreased, during the term of the Employment Agreement. Pursuant to the Employment Agreement, Mr. Leventhal may participate in any incentive compensation plans established by Beacon. Additionally, Beacon provides Mr. Leventhal and members of his immediate family with medical and dental insurance and maintains life insurance and disability insurance for the benefit of Mr. Leventhal. Pursuant to the Employment Agreement, Mr. Leventhal devotes substantially all of his business time to Beacon.


    If Mr. Leventhal's employment with Beacon is terminated by Beacon without "good reason" (as defined) or by Mr. Leventhal after a "change in control" (as defined) or certain other events, Mr. Leventhal will be entitled to continue to receive his base salary for the remaining term of the Employment Agreement. The Employment Agreement defines "good reason" as a finding by Beacon's Board of Directors that Mr. Leventhal has (i) acted with gross negligence or willful misconduct in connection with the performance of his material duties, (ii) defaulted in the performance of his material duties and has not corrected such action within 15 days of notice thereof, (iii) willfully acted against the best interests of Beacon, or (iv) been convicted of a felony or committed fraud against Beacon. The Employment Agreement defines a "change in control" as (i) any person becoming a beneficial owner of the securities of Beacon representing 40% or more of either (A) the combined voting power of Beacon's then outstanding securities having the right to vote for Beacon's Board of Directors or (B) the then outstanding shares of all classes of stock of Beacon, or (ii) individuals who, in May 1994, constituted the Board of Directors of Beacon (the "Incumbent Directors") cease to constitute at least a majority of Beacon's Board of Directors, provided that any person becoming a director whose election or nomination was approved by at least a majority of the Incumbent Directors shall be considered an Incumbent Director, or (iii) the stockholders of Beacon approve (A) any consolidation or merger where Beacon's stock does not represent at least 50% of the voting shares of the surviving company, (B) any sale, lease, exchange or transfer of all or substantially all of the assets of Beacon, or (C) any plan or proposal for the liquidation or dissolution of Beacon.



    The Employment Agreement, subject to certain exceptions, prohibits Mr. Leventhal from engaging, directly or indirectly, during the term of his employment, in any business which engages or attempts to engage in, directly or indirectly, the acquisition, development, construction, operation, management or leasing of any commercial office real estate property anywhere in the United States that Beacon conducts its affairs (the "Competitive Activities"). The Employment Agreement also, subject to certain limited exceptions, prohibits Mr. Leventhal from engaging, directly or indirectly, during the Noncompetition Period in any Competitive Activities. This provision of the Employment Agreement survives the termination of the remainder of the agreement until the expiration of the Noncompetition Period. The Noncompetition Period is the period beginning on the date of the termination of employment and ending on the latest of (i) May 26, 1997, (ii) one year from the termination of Mr. Leventhal's employment with Beacon and
(iii) the date on which the severance payments provided to him under his employment agreement cease.



Item 7. Certain Relationships and Related Transactions


    The Operating Partnership is managed by Beacon, in its capacity as the general partner of the Operating Partnership. In addition to the information set forth below, the information under this heading is hereby incorporated by reference to the material appearing on pages 16-17 in Beacon's definitive proxy statement for the annual meeting of stockholders held in 1995 under the caption "Certain Relationships and Related Transactions" and the material appearing on page 16 in Beacon's definitive proxy statement for the annual meeting of stockholders held in 1996 under the caption "Certain Relationships and Related Transactions."

    On December 1, 1994, as part of the Operating Partnership's purchase of indebtedness secured by the partnership which owns the Center Plaza Property, the Operating Partnership also purchased an option to acquire the remaining 24% limited partner interest in the partnership which owns the Center Plaza Property from a trust, the beneficial owners of which include Alan M. Leventhal and Edwin N. Sidman. The purchase price of the option was $10,000. The option may be exercised at any time prior to June 1999 provided that the Company also has exercised its option to acquire the junior notes, which are secured by the first mortgage lien on Center Plaza. The exercise price is determined by a formula, but may not exceed $74,000.

    The Hotel Meridien, which is adjacent to One Post Office Square, is owned by Oliver Street Associates. The general partners of Pearl Street Company, a 40% joint venturer in Oliver Street Associates, are Norman B. Leventhal and Edwin N. Sidman, and the limited partners of Pearl Street Company include Lionel Fortin, Douglas Mitchell, Robert J. Perriello and Alan M. Leventhal. The ballroom and a portion of the cafe of the Hotel Meridien are located in, and leased from, the partnership which owns One Post Office Square pursuant to leases which provided for annual base rent in 1996 of approximately $115,000. Additionally, the cooling tower for the Hotel Meridien is located on the roof of the One Post Office Square garage pursuant to an easement agreement. The Hotel Meridien and partnership which owns One Post Office Square are also parties to an easement, restrictions and cooperation agreement which provides, among other things, for mutual easements for a private street, foundations, support, and an underground service area; for mutual height and floor-area-ratio restrictions; and which gives the Hotel Meridien the right to reserve up to 75 parking spaces at monthly rates in the parking facilities located at the One Post Office Square garage.

    William F. McCall, Jr., a Director of the Company, is Chairman of McCall & Almy, Inc., an entity which leases space from the Company at One Post Office Square for annual base rent in 1996 of approximately $135,000.

Item 8. Legal Proceedings


    The following is a description of any material pending legal proceedings to which Beacon, the Operating Partnership or any of their subsidiaries is a party or of which any of their properties is the subject. The Operating Partnership does not believe that the proceedings, individually, or in the aggregate, will have a material adverse effect of the Operating Partnership's financial condition, results of operations and liquidity.



     Blaesing Granite: On January 11, 1989, Blaesing Granite Company, a subcontractor, commenced a proceeding in the U.S. District Court for the District of Massachusetts against the partnership which is the owner of the 75 State Street building in Boston, Massachusetts, and Turner Construction Company, the general contractor for the construction of that project, for $14 million in compensation for additional work performed on the project. The Construction Company has been named as an additional defendant in its capacity as the construction representative for the owner. The owner, Turner Construction Company, and the Construction Company have vigorously defended this suit. The Company believes that this case is without merit, and that, in the event of an adverse outcome, liability would rest with parties other than the Construction Company.


    Property Partnership Matters: A limited partner in the partnerships which owned or had interests in One Post Office Square, Wellesley Office Park Building Five and Wellesley Office Park Building Six rejected an offer of Beacon to enter into an option agreement under which he would sell his interests in connection with the formation of the Operating Partnership for Units and cash. On April 20, 1994, the partner commenced a lawsuit in Norfolk Superior Court in Massachusetts against Beacon and certain of its affiliates, individually and in their capacity as general partners of those partnerships, alleging that the general partners of the partnerships mismanaged the Wellesley Office Park Building Five and Wellesley Office Park Building Six properties and that the general partners and Beacon acted wrongfully in transferring the partnerships' interests to Beacon at a price less than their fair value. The lawsuit is brought by the partner individually and as a derivative claim on behalf of the partnerships. The allegations in the lawsuit includes claims of breach of fiduciary duty, misrepresentation, conspiracy, and violation of a Massachusetts statute prohibiting unfair and deceptive practices in trade or business. In addition to compensatory damages, the partner seeks an accounting of profits and/or rescission of the partnerships' agreement to transfer their interests in these properties to Beacon. By its nature, the rescission claim cannot be quantified.


    On September 20, 1994, the Superior Court granted the defendants' motion to dismiss the claim brought for violation of the Massachusetts statute prohibiting unfair and deceptive practices in trade or business. Thereafter, the defendants moved to strike the claim for rescission asserted by the partner. On January 27, 1995, the Court denied the defendants' Motion to Strike. As a result, the rescission claims remain for adjudication by summary judgment and/or at trial. Fact discovery has been completed in this matter and a trial is anticipated in April 1997.



    Rowes Wharf: On or about June 2, 1995 certain present or former employees of a former tenant at 40 Rowes Wharf, Boston, Massachusetts commenced a suit in the Massachusetts Superior Court for Suffolk County alleging that they sustained injuries as a result of alleged exposure to indoor air pollutants during the course of their employment by a tenant at 40 Rowes Wharf.
Plaintiffs claim that Beacon negligently constructed the building and that Rowes Wharf Associates negligently permitted the allegedly harmful condition to exist. Beacon and Rowes Wharf Associates filed an Answer to plaintiffs' Complaint denying liability. In October, 1996, the claims of two of the plaintiffs were dismissed pursuant to an agreement for judgment for no monetary award. The Company is unable to quantify the claims of the plaintiffs.



    Ruggles Center Joint Venture: Ruggles Center Joint Venture ("RCJV"), the owner of the Registry of Motor Vehicles building (the "RMV Building") located at Ruggles Center, Boston, Massachusetts (the "Ruggles Center Property"), filed a Complaint in the Massachusetts Superior Court for Suffolk County on February 5, 1996, against the Construction Company and its surety, Aetna Casualty and Surety Company, alleging that the Construction Company is responsible for certain alleged deficiencies in the fireproofing material in the RMV Building and claiming damages for the costs of investigating and correcting the deficiencies, lost rental income and other consequential damages. That Complaint was not served. On April 22, 1996, an Amended Complaint was served on the Construction Company. That Complaint names Ruggles Center, LLC, the purported assignee of RCJV, as plaintiff and asserts breach of contract, breach of warranty and negligence claims against the Construction Company. Although neither the Complaint nor the Amended Complaint quantify the claimed damages, RCJV had previously alleged in correspondence that the alleged corrective work on the fireproofing would cost approximately $1.7 Million, certain corrective work on the HVAC system would cost an additional $1.3 Million, and RCJV had already spent approximately $2.25 Million in investigation and planning the corrective work.

    The Construction Company filed its Answer denying the claims of Ruggles Center, LLC on May 31, 1996. On the same date, the Construction Company filed a Counterclaim and Third-Party Claim against RCJV and Ruggles Center, LLC to recover in excess of $1.5 Million. On the same date, the Construction Company filed Third-Party Complaints against the manufacturer the fireproofing material at the RMV Building, United States Mineral Products Company, d/b/a Isolatek International ("Isolatek"), and the installer of the fireproofing material at the RMV Building, H. Carr & Sons, Inc. ("Carr"). On August 26, 1996, Isolatek filed a Cross-Claim against the Construction Company asserting claims of indemnity and contribution. The Construction Company filed an Answer to Isolatek's Cross-Claim denying liability on September 9, 1996. On September 19, 1996, Carr filed Counterclaims against the Construction Company asserting claims of indemnity and contribution. The Construction Company filed an Answer to Carr's Counterclaims denying liability on October 15, 1996.

    In November 1996, the Bank of Boston foreclosed upon the Ruggles Center property and purchased the property at the foreclosure auction for approximately $15 Million.

    Item 9. Market Price and Distribution


    There is no established public trading market for the Units. As of March 19, 1997, there were 43 holders of record of Units.


    The following table sets forth the quarterly distributions paid by the Operating Partnership to holders of its Units with respect to each such period.


 Quarter Ended                                  Distributions
 ---------------------------------------------  ----------------
March 31, 1995                                      $  .40
June 30, 1995                                       $  .42
September 30, 1995                                  $  .42
December 31, 1995                                   $  .42
March 31, 1996                                      $  .42
June 30, 1996                                       $.4625
September 30, 1996                                  $.4625
December 31, 1996                                   $.4625
March 31, 1997 (through March 19, 1997)             N/A



    Distributions for Federal Income Tax purposes totaled $1.24 and $1.765 in 1995 and 1996, respectively. The return of capital portion of these distributions was $0.17 and $0.155 in 1995 and 1996, respectively.



Item 10. Recent Sales of Unregistered Securities

    Since its formation in May 1994, the Operating Partnership has issued Units in private placements in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") in the amounts and for the consideration set forth below:



     o In connection with the initial public offering of Beacon in May 1994 (the "IPO") and a concurrent offering conducted simultaneously with the IPO, the Operating Partnership issued 10,417,850 Units to Beacon in exchange for the contribution of the net proceeds of approximately $162.6 million from Beacon's IPO and 700,000 Units to Beacon in exchange for the contribution of the net proceeds of approximately $10.9 million from the concurrent offering.




     o In connection with the IPO, Beacon issued 698,530 shares of restricted Common Stock (valued at approximately $11.9 million) to certain persons in consideration of their direct and indirect interests in

          Crosby Corporate Center and the Polk and Taylor Buildings Properties. Beacon contributed these interests to the Operating Partnership in consideration for 698,530 Units.



     o In connection with the IPO, the Operating Partnership issued 3,318,470 Units (valued at approximately $56.4 million) to those individuals who contributed their direct and indirect interests in the Properties acquired by the Operating Partnership in connection with the IPO.



     o In October 1994, the Operating Partnership issued 490,667 Units (valued at approximately $9.2 million at the time of the acquisition) to certain affiliates of the General Electric Pension Trust in consideration for their indirect interests in 175 Federal Street and the Wellesley Office Park.



     o In connection with a public offering of Beacon in March 1995 (the "March 1995 Offering"), the Operating Partnership issued 4,025,000 Units to Beacon in exchange for the contribution of the net proceeds (approximately $71.8 million) from Beacon's March 1995 Offering.



     o In connection with a public offering of Beacon in August 1995 (the "August 1995 Offering"), the Operating Partnership issued 3,598,050 Units to Beacon in exchange for the contribution of the net proceeds (approximately $72.5 million) from Beacon's August 1995 Offering.



     o In September 1995, Beacon sold 718,000 shares of common stock to the Dutch Metal Workers Pension Fund for cash. Beacon contributed the gross proceeds of this sale (approximately $15.0 million) to the Operating Partnership in consideration of 718,000 Units.



     o In February 1996, the Operating Partnership issued 540,059 Units (valued at approximately $13.8 million at the time of the acquisition) to the sellers of the Perimeter Center Portfolio in consideration of their interests in the Property.



     o In connection with a public offering of Beacon in March 1996 (the "March 1996 Offering"), the Operating Partnership issued 7,036,000 Units to Beacon in exchange for the contribution of the net proceeds (approximately $173.8 million) from Beacon's March 1996 Offering.



     o In connection with a public offering of Beacon in August 1996 (the "August 1996 Offering"), the Operating Partnership issued 5,750,000 Units to Beacon in exchange for the contribution of the net proceeds (approximately $139.4 million) from Beacon's August 1996 Offering.



     o In September 1996, the Operating Partnership issued an aggregate of 833,820 Units (valued at approximately $21.5 million at the time of the acquisition) to the sellers of the Fairfax County Portfolio in consideration for their interests in such Properties.



     o In connection with a public offering of Beacon in November 1996 (the "November 1996 Offering"), the Operating Partnership issued 13,723,000 Units to Beacon in exchange for the contribution of the net proceeds (approximately $398.9 million) from Beacon's November 1996 Offering.



     o In connection with a public offering of Beacon in December 1996 (the "December 1996 Offering"), the Operating Partnership issued 1,132,400 Units to Beacon in exchange for the contribution of the net proceeds (approximately $37.8 million) from Beacon's December 1996 Offering.



     o In December 1996, the Operating Partnership issued 1,171,500 Units (valued at approximately $39.0 million at the time of the acquisition) to Metropolitan Life Insurance Company in consideration for its interest in the Presidents Plaza Property.



     o From time to time, Beacon has issued an aggregate of 222,487 shares of Common Stock pursuant to its Dividend Reinvestment Plan. Beacon has contributed the proceeds (approximately $6.4 million) of these sales to the Operating Partnership in consideration of an aggregate of 222,487 Units.



     o From time to time, Beacon has issued an aggregate of 131,331 shares of Common Stock upon the exercise of stock options. Beacon has contributed the proceeds (approximately $2.3 million) of these sales to the Operating Partnership in consideration of an aggregate of 131,331 Units.

Item 11. Description of Registrant's Securities to be Registered


    The following description is only a summary of the material provisions of the partnership agreement of the Operating Partnership (the "Operating Partnership Agreement") and is subject to, and qualified in its entirety by, the Operating Partnership Agreement.



Voting Rights

    Under the Operating Partnership Agreement, the Operating Partnership's limited partners (the "Limited Partners") do not have voting rights relating to the operation and management of the Operating Partnership except in connection with certain amendments to the Operating Partnership Agreement.

Transferability of Interests

    Beacon may not transfer any of its general partner interest or withdraw as the general partner of the Operating Partnership (the "General Partner"), or transfer any of its limited partner interest, unless Limited Partners holding a majority of Limited Partner interests (other than Beacon) consent to such transfer or withdrawal or such transfer is to an entity which is wholly-owned by Beacon and is a "qualified REIT subsidiary" under the Code.

    The Limited Partners generally may transfer their interests in the Operating Partnership, in whole or in part, without the consent of the General Partner. No Limited Partner has the right to substitute a transferee as a Limited Partner in his place without the consent of the General Partner, which consent may be withheld in the sole discretion of the General Partner.

Issuance of Additional Units; Preemptive Rights

    The Operating Partnership is authorized to issue Units and other partnership interest to its partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate. In connection with any capital contribution made to the Operating Partnership, the Limited Partners (other than Beacon) have the right to contribute to the Operating Partnership an amount equal to or less than their then-existing percentage interest in such capital contribution.

Redemption Rights

    Pursuant to the Operating Partnership Agreement, the Limited Partners have redemption rights which, subject to certain limitations, enable them to cause the Operating Partnership to redeem each Unit for cash equal to the value of a share of Common Stock or, at Beacon's election, Beacon may purchase each Unit offered for redemption for one share of Common Stock (the "Redemption Rights").

Management Liability and Indemnification

    The Operating Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith. In addition, the General Partner is not responsible for any misconduct or negligence on the part of its agents provided the General Partner appointed such agents in good faith. The Operating Partnership Agreement also provides for indemnification of the General Partner, the directors and officers of the General Partner, and such other persons as the General Partner may from time to time designate, against any and all losses, claims, damages, liabilities, joint or several expenses (including reasonable legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership in which such person may be involved.

Amendment

    Amendments to the Operating Partnership Agreement may be proposed by the General Partner or by Limited Partners (other than Beacon) holding twenty percent (20%) or more of the partnership interests. Certain amendments that would, among other things, convert a Limited Partner's interest to a General Partner interest, modify the limited liability of a Limited Partner in a manner adverse to such Limited Partner, alter rights of a Limited Partner to receive distributions or allocations, alter or modify the Redemption Rights in a manner adverse to a Limited Partner, or cause the termination of the Operating Partnership prior to the expiration of the term of the Operating Partnership Agreement, require the consent of each Limited Partner adversely affected by such amendment.

Management Fees and Expenses

    Beacon is not compensated for its services as general partner of the Operating Partnership. However, Beacon is reimbursed for all expenses that it incurs relating to the ownership and operation of, or for the benefit of, the Operating Partnership.

Distributions and Allocations

    The Partnership Agreement provides that the Operating Partnership will distribute all available cash (as defined in the Operating Partnership Agreement) on at least a quarterly basis, in amounts determined by the General Partner in its sole discretion, to the partners in accordance with their respective percentage interests in the Operating Partnership. Upon liquidation of the Operating Partnership, after payment of, or adequate provision for, debts and obligations of the Operating Partnership, including any partner loans, any remaining assets of the Operating Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If the General Partner has a negative balance in its capital account following a liquidation of the Operating Partnership, it will be obligated to contribute cash to the Operating Partnership equal to the negative balance in its capital account.

    Profit and loss of the Operating Partnership for each fiscal year of the Operating Partnership generally will be allocated among the partners in accordance with their respective interests in the Operating Partnership. Taxable income and loss will he allocated in the same manner, subject to compliance with the provisions of Code sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder.

Term

    The Operating Partnership will continue until December 31, 2093, or until sooner dissolved upon (i) withdrawal of the General Partner (unless the Limited Partners elect to continue the Operating Partnership), (ii) through December 31, 2053, an election to dissolve the Operating Partnership made by the General Partner with the consent of the Limited Partners (including Beacon) holding 85% of the limited partner interests in the Operating Partnership, (iii) on or after January 1, 2054, an election to dissolve the Operating Partnership made by the General Partner in its sole and absolute discretion, (iv) entry of a decree of judicial dissolution, (v) the sale of all or substantially all of the assets of the Operating Partnership, and (vi) a final and non-appealable judgment ruling the General Partner bankrupt or insolvent (unless the Limited Partners elect to continue the Operating Partnership prior to the entry or such order or judgment).

Tax Matters

    Pursuant to the Operating Partnership Agreement, the General Partner will be the tax matters partner of the Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of the Operating Partnership.

Item 12. Indemnification of Directors and Officers.

    The Operating Partnership is managed by Beacon, which owns an approximate 88.5% interest in, and serves as general partner of, the Operating Partnership. Beacon's Articles of Incorporation, as amended, and Bylaws, as amended, provide certain limitations on the liability of Beacon's Directors and officers for monetary damages to Beacon. The Articles of Incorporation, as amended, and the Bylaws, as amended, obligate Beacon to indemnify its Directors and officers, and permit Beacon to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to Beacon and the stockholders against these individuals.

    Beacon's Bylaws, as amended, require it to indemnify its officers, Directors and certain other parties to the fullest extent permitted from time to time by Maryland law. Maryland General Corporation Law ("MGCL") permits a corporation to indemnify (a) any present or former Director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expenses incurred by him in connection with the proceeding and (b) any present or former director or officer against any claim or liability unless it is established that (i) his act or omission was committed in bad faith or was the result of active or deliberate dishonesty,
(ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. The MGCL also permits Beacon to provide indemnification and advance expenses to a present or former director or officer who served a predecessor of Beacon in such capacity, and to any employer or agent of Beacon or a predecessor of Beacon.

    Beacon has entered into indemnification agreements with each of its executive officers and Directors. The indemnification agreements require, among other matters, that Beacon indemnify its officers and directors to the fullest extent permitted by law and advance to the officers and Directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, Beacon must also indemnify and advance all expenses incurred by officers and Directors seeking to enforce their rights under the indemnification agreements and may cover officers and Directors under Beacon's Directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides additional assurance to Directors and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or the Stockholders to eliminate the rights it provides. It is the position of the SEC that indemnification of directors and officers for liabilities under the Securities Act of 1933, as amended (the "Securities Act") is against public policy and unenforceable pursuant to
Section 14 of the Securities Act.


    Beacon provides coverage for its directors and officers under a directors' and officers' liability insurance policy.



Item 13. Financial Statements and Supplementary Information

    See "Index to Financial Statements" on page F-1 of this Form 10.

Item 14. Change in and Disagreements with Accountants on Accounting and Financial Disclosure

    Not Applicable.

Item 15. Financial Statements and Exhibits

    (a) Financial Statements and Financial Statement Schedules

    See "Index to Financial Statements" on page F-1 of this Form 10.

    (b) Exhibits


  3.1     Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended (3)
 9.1      Voting Trust Agreement between Edwin Sidman and Paula Sidman (1)
10.1      Restated Revolving Credit Agreement among Beacon Properties, L.P., Beacon Properties Corporation and the
          First National Bank of Boston, dated June 27, 1996 (2)
10.2      Amendment No. 1 to the Restated Revolving Credit Agreement among Beacon Properties, L.P., Beacon Properties
          Corporation and the First National Bank of Boston, dated July 18, 1996 (2)
12.1      Calculation of Ratios of Earnings to Fixed Charges (3)
21.1      List of Subsidiaries (3)
27.1      Financial Data Schedule (3)



-------------
(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-3, File No. 33-76316.
(2) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.
(3)  Previously filed as an exhibit to this Registration Statement.

                             BEACON PROPERTIES, L.P.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS




                                                                         Page(s)


Report of Independent Accountants                                          F-2

Consolidated Financial Statements:
   Consolidated Balance Sheets as of December 31, 1996 and 1995            F-3

   Consolidated Statements of Operations for the years ended
       December 31, 1996 and 1995 and the period May 26, 1994 to
       December 31, 1994 and for the Predecessor for the period
       January 1, 1994 to May 25, 1994                                     F-4

   Consolidated Statements of Partners' Capital for the years ended
       December 31, 1996 and 1995 and the period May 26, 1994 to
       December 31, 1994 and for the Predecessor for the period
       January 1, 1994 to May 25, 1994                                     F-5



   Consolidated Statements of Cash Flows for the years ended
       December 31, 1996 and 1995 and the period May 26, 1994 to
       December 31, 1994 and for the Predecessor for the period
       January 1, 1994 to May 25, 1994                                     F-6 to F-7


   Notes to Consolidated Financial Statements                              F-8 to F-18

   Report of Independent Accountants on Financial Statement Schedules      F-19 to F-24

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Partners of
Beacon Properties, L.P.:




We have audited the consolidated balance sheets of Beacon Properties, L.P. as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for the years ended December 31, 1996 and 1995 and the period May 26, 1994 to December 31, 1994. We have also audited the combined statement of operations, owners' equity and cash flows of the Predecessor, more fully described in Note 1, for the period January 1, 1994 to May 25, 1994. These consolidated financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Properties, L.P. as of December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and the period May 26, 1994 to December 31, 1994, and the combined results of operations and cash flows of the Predecessor for the period January 1, 1994 to May 25, 1994 in conformity with generally accepted accounting principles.




                                                    /s/ Coopers & Lybrand L.L.P.



Boston, Massachusetts
January 21, 1997

                             BEACON PROPERTIES, L.P.

                           CONSOLIDATED BALANCE SHEETS

                             (dollars in thousands)





                                                              December 31,
                                                              ------------
ASSETS                                                      1996        1995
------                                                      ----        ----


Real estate:
   Land                                                  $  213,858    $ 43,077
   Buildings, improvements and equipment                  1,477,672     428,065
                                                          ---------     -------

                                                          1,691,530     471,142
   Less accumulated depreciation                             97,535      66,571
                                                          ---------     -------

                                                          1,593,995     404,571

Deferred financing and leasing costs, net of
  accumulated amortization of $16,334 and $14,487            17,287       9,438
Cash and cash equivalents                                    35,896       4,481
Restricted cash                                               2,599       2,764
Accounts receivable                                          11,596       6,111
Accrued rent                                                 13,065       6,493
Prepaid expenses and other assets                               808       8,060
Mortgage notes receivable                                    51,491      34,778
Investments in and advance to joint ventures
  and corporations                                           52,176      58,027
                                                          ---------     -------

           Total assets                                  $1,778,913    $534,723
                                                         ==========    ========

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
   Mortgage notes payable                                   452,212      70,536
   Note payable, Credit Facility                            153,000     130,500
   Accounts payable, accrued expenses and
    other liabilities                                        41,336      14,018
   Investment in joint venture                               24,735      23,955
                                                             ------      ------

           Total liabilities                                671,283     239,009

Commitments and contingencies                                  --         --

Limited partners' capital interest,
     6,273,928 and 3,788,549 units
     outstanding, at redemption value                       229,783      87,137
                                                        -----------    --------

Partners' capital:
    Operating units issued and outstanding,
       48,116,480 and 20,215,822
        General partner - outstanding
          543,904 and 240,044                               10,530        2,926
        Limited partner - outstanding
          47,572,576 and 19,975,788                        867,317      205,651
                                                        -----------    --------
        Total partners' capital                            877,847      208,577
                                                        -----------    --------
        Total liabilities and partners' capital         $1,778,913     $534,723
                                                        ===========    ========








                   The accompanying notes are an integral part of the
                    consolidated financial statements.

                             BEACON PROPERTIES, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 (dollars in thousands, except per unit amounts)




                                                                                                 Predecessor
                                                                              For the Period    -------------
                                                    For the       For the      May 26, 1994     For the Period
                                                  Year Ended    Year Ended          to          January 1, 1994
                                                 December 31,   December 31,    December 31,          to
                                                     1996          1995             1994         May 25, 1994
                                                  ----------      --------        --------       ------

Revenues:
   Rental income                                     $147,825      $69,781       $23,702         $ 5,776
   Management fees                                      3,005        2,203         --              1,521
   Recoveries from tenants                             16,719        9,524         4,395           1,040
   Mortgage interest income                             4,970        2,546         --                --
   Other income                                        11,249        5,985         2,671             675
                                                      -------       ------        ------           -----
                                                      183,768       90,039        30,768           9,012
                                                     -------       ------        ------           -----

Expenses:
  Property expenses                                    37,210       17,698         6,497           2,086
  Real estate taxes                                    18,124        9,950         3,015             595
  General and administrative                           19,218        9,444         2,943           1,399
  Mortgage interest expense                            30,300       15,220         4,970           2,798
  Interest - amortization of financing costs            2,084        1,370           617             373
  Depreciation and amortization                        33,170       17,233         6,727           2,385
                                                      -------       ------        ------           -----
                                                      140,106       70,915        24,769           9,636
                                                      -------       ------        ------           -----

Income (loss) from operations                          43,662       19,124         5,999            (624)

Equity in net income of joint ventures
  and corporations                                      4,899        3,103           858             198
                                                      -------       ------        ------           -----
Income (loss) from continuing operations
  before minority interest                             48,561       22,227         6,857            (426)

Minority interest in partnerships and
  corporations                                            (15)         (36)           (8)            931
                                                      -------       ------        ------           -----

Income from continuing operations                      48,546       22,191         6,849             505

Discontinued operations - construction company:
  Income (loss) from operations                        (2,609)         (12)          477             102
  Loss on sale                                           (249)        --             --              --
                                                      -------       ------        ------           -----

Income before extraordinary items                      45,688       22,179         7,326             607

Extraordinary items                                    (3,876)        --            --             8,898
                                                      -------       ------        ------           -----

Net income                                           $ 41,812      $22,179        $7,326         $ 9,505
                                                      =======       ======        ======           =====

Income before extraordinary items per unit           $   1.32      $  1.09        $ 0.48
                                                      =======       ======        ======
Extraordinary items per unit                         $  (0.11)        --            --
                                                      =======       ======        ======

Net income per unit                                  $   1.21      $  1.09        $ 0.48
                                                      =======       ======        ======

Weighted average units outstanding                 34,446,907   20,323,327    15,270,899
                                                   ==========   ==========    ==========



                   The accompanying notes are an integral part of the
                    consolidated financial statements.

                             BEACON PROPERTIES, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

               for the Period January 1, 1994 to December 31, 1996
                 (dollars in thousands, except per unit amounts)


                                                                                                               Limited
                                                                  General       Limited        Total          Partners'
                                                                 Partner's     Partner's      Partner's        Capital
                                                                  Capital       Capital        Capital        Interest
                                                                --------------------------------------------------------
Owner's equity (Predecessor), at January 1, 1994                                                              ($57,954)
Contributions and other, net of distributions from
   January 1, 1994 to May 25, 1994                                                                               1,083
Net Income  from January 1, 1994 through May 25, 1994                                                            9,505
                                                                --------------------------------------------------------
Balance, at May 25, 1994                                                                                       (47,366)
Capital contributions, net, May 26-December 31, 1994              $2,373      $182,884       $185,257            9,200
Net income, May 26-December 31, 1994                                  73         5,582          5,655            1,671
Distributions, May 26-December 31, 1994 ($0.96 per unit)            (147)      (11,197)       (11,344)          (3,382)
Adjustment to reflect limited partners' equity interest
   at redemption value                                            (1,123)     (111,128)      (112,251)         112,251
                                                                --------------------------------------------------------
Partners' capital, at December 31, 1994                            1,176        66,141         67,317           72,374
Capital contributions, net -1995                                   1,940       157,781        159,721              307
Net income-1995                                                      222        17,838         18,060            4,119
Distributions-1995 ($1.24 per unit )                                (262)      (21,216)       (21,478)          (4,706)
Adjustment to reflect limited partners' equity interest
   at redemption value                                              (150)      (14,893)       (15,043)          15,043
                                                                --------------------------------------------------------
Partners' capital, at December 31, 1995                            2,926       205,651        208,577           87,137
Capital contributions, net -1996                                   8,466       744,792        753,258           75,143
Net income-1996                                                      418        35,914         36,332            5,480
Distributions-1996 ($1.765 per unit )                               (583)      (50,083)       (50,666)          (7,631)
Adjustment to reflect limited partners' equity interest
   at redemption value                                              (697)      (68,957)       (69,654)          69,654
                                                                --------------------------------------------------------
Partners' capital, at December 31, 1996                          $10,530      $867,317       $877,847         $229,783
                                                                ========================================================



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             BEACON PROPERTIES, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (dollars in thousands)

                                                                                                                    Predecessor
                                                                                                  For the Period    -------------
                                                                        For the       For the      May 26, 1994     For the Period
                                                                      Year Ended    Year Ended          to          January 1, 1994
                                                                     December 31,   December 31,    December 31,          to
                                                                         1996          1995             1994         May 25, 1994
                                                                      ----------      --------        --------       -------------
Cash flows from operating activities:
  Net income                                                          $   41,812     $  22,179      $    7,326      $ 9,505
                                                                      ----------      --------        --------       ------
  Adjustments to reconcile net income to net cash provided by operating activities:
       Increase in accrued rent                                           (6,572)       (3,741)           (915)      (1,181)
       Depreciation, amortization and interest-amortization
         of financing costs                                               35,254        18,603           7,344        2,848
       Equity in net income of joint ventures and corporations            (2,026)       (3,055)         (1,327)        (201)
       Loss from minority interest in combined partnerships                --              --              --        (1,519)
       Extraordinary items                                                 3,876           --              --        (8,898)
       Deferred interest                                                   --              --              --           367
       Increase in accounts receivable                                    (5,485)       (1,746)         (3,075)        (376)
       Decrease (increase) in prepaid expenses and other assets              (48)          (58)          2,541       (1,940)
       Increase (decrease) in accounts payable, accrued expenses
         and other liabilities                                            25,421           781            (739)       1,636
                                                                      ----------      --------        --------       ------

            Total adjustments                                             50,420        10,784           3,829       (9,264)
                                                                      ----------      --------        --------       ------

            Net cash provided by operating activities                     92,232        32,963          11,155          241
                                                                      ----------      --------        --------       ------

Cash flows from investing activities:
  Property additions                                                  (1,088,775)      (67,610)       (190,015)        (978)
  Loans receivable - affiliate                                             --              --          (14,594)         --
  Payment of deferred leasing costs                                       (6,157)       (2,646)         (1,010)        (124)
  Decrease (increase) in prepaid expenses and other assets                 5,000        (5,000)            --           --
  Purchase of minority interests                                           --              --          (11,688)         --
  Investments in joint ventures                                            --              --          (15,802)         --
  Capital distributions from joint ventures                                8,610         3,518           2,508          --
  Investments in and advance to corporations                               --          (41,471)         (5,800)         --
  Cash from contributed assets                                             --              --            6,978          --
  Restricted cash from contributed assets                                  --              --              420          --
  Purchase of mortgage notes receivable                                  (16,713)      (34,778)            --           --
  Decrease (increase) in restricted cash                                     165         2,063          (4,827)         --
                                                                      ----------      --------        --------       ------
            Net cash used by investing activities                     (1,097,870)     (145,924)       (233,830)      (1,102)
                                                                      ----------      --------        --------       ------



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                      F-6

                             BEACON PROPERTIES, L.P.

               CONSOLIDATED STATEMENTS OF CASH FLOWS--(Continued)

                             (dollars in thousands)
                                                                                                                    Predecessor
                                                                                                  For the Period    -------------
                                                                        For the       For the      May 26, 1994     For the Period
                                                                      Year Ended    Year Ended          to          January 1, 1994
                                                                     December 31,   December 31,    December 31,          to
                                                                         1996          1995             1994         May 25, 1994
                                                                      ----------      --------        --------       -------------
Cash flows from financing activities:
  Capital contributions                                               $  754,175     $ 160,028        $173,452      $   412
  Borrowings on Credit Facility                                          468,000       124,700         130,300          --
  Borrowings on mortgage notes                                           608,000          --              --            874
  Payments on Credit Facility                                           (445,500)     (124,500)           --            --
  Repayments on mortgage notes                                          (281,814)      (20,400)        (49,677)        (460)
  Advances (repayments) of amounts due to affiliates                        --            --            (5,355)       2,800
  Payment of deferred financing costs                                     (9,811)       (2,457)         (2,764)         (13)
  Decrease (increase) in prepaid expenses and other assets                 2,300        (2,300)           --            --
  Distributions                                                          (58,297)      (32,435)         (8,475)      (4,329)
                                                                      ----------      --------        --------       ------

            Net cash  provided by (used by) financing activities       1,037,053       102,636         237,481         (716)
                                                                      ----------      --------        --------       ------

Net increase (decrease) in cash and cash equivalents                      31,415       (10,325)         14,806       (1,577)

Cash and cash equivalents, beginning of period                             4,481        14,806            --          6,150
                                                                      ----------      --------        --------       ------

Cash and cash equivalents, end of period                               $  35,896     $   4,481        $ 14,806      $ 4,573
                                                                      ==========      ========        ========       ======
Supplemental disclosures:
  Cash paid during the period for interest
    (net of capitalized interest)                                      $  28,777     $ 14,738         $  5,278      $ 2,811
                                                                      ==========      ========        ========       ======
Noncash activities:
  Acquisition of interests in properties                                    --            --          $ 22,721
                                                                      ==========      ========        ========
  Increase in partners' capital as a result of acquisition
    of interests in properties                                         $  74,226          --          $  9,200
                                                                      ==========      ========        ========
  Liabilities assumed in connection with contributions
    and acquisition of properties                                      $  55,529     $    861         $ 93,518
                                                                      ==========      ========        ========
  Distributions payable to unit holders                                     --            --          $  6,251
                                                                      ==========      ========        ========
  Receivable from equity investment                                    $     769     $  1,040
                                                                      ==========      ========



                   The accompanying notes are an integral part of the
                       consolidated financial statements.

                             BEACON PROPERTIES, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)


1.   Organization, Offerings and Acquisitions:
     -----------------------------------------

     Beacon Properties, L.P. (the "Operating Partnership") was organized as a Delaware limited partnership in April 1994 and commenced operations effective on May 26, 1994. The Operating Partnership was formed to continue and expand the commercial real estate development, construction, acquisition, leasing, design and management business of The Beacon Group (the "Predecessor").

     Simultaneously with the closing of the initial public offering (the "IPO") of Beacon Properties Corporation (the "Company"), which is the sole general partner and a limited partner of the Operating Partnership, the Company contributed its interests in two properties and approximately $173.4 million, the net proceeds of the IPO, to the Operating Partnership in exchange for partnership interests ("Units").

     The following schedule summarizes the Operating Partnership's interest in the properties as a result of the initial and subsequent capital contributions of the Company, and the related acquisition of properties and partnership interests. All properties have been consolidated unless otherwise indicated in the notes:


                                                                  Rentable      Ownership      Accounting
                                                       Date       Area In       Interest at    Method
                                                    Acquired     Square Feet    12/31/96       Notes
                                                    --------     -----------    --------       -----
Properties:

Wellesley Office Park - Buildings 1-8, Wellesley, MA    (A)           622,862      100%        (E)
Crosby Corporate Center, Bedford, MA                    (B)           336,000      100%
South Station, Boston, MA                               (B)           148,591      100%
175 Federal Street, Boston, MA                          (B)           203,349      100%        (E)
One Post Office Square, Boston, MA                      (B)           764,129       50%        (D)
Center Plaza, Boston, MA                                (B)           649,359      100%
Rowes Wharf, Boston, MA                                 (B)           344,326       45%        (F)
150 Federal Street, Boston, MA                          (B)           530,279      100%
Polk and Taylor Buildings, Arlington, VA                (B)           890,000        9%        (G)
One Canal Park, Cambridge, MA                         6/10/94         100,300      100%
Westwood Business Centre, Westwood, MA                6/10/94         160,400      100%
Russia Wharf, Boston, MA                              8/10/94         314,596      100%
Westlakes Office Park -
Buildings 1-3 and 5, Berwyn, PA                         (C)           443,592      100%
75-101 Federal Street, Boston, MA                     9/29/95         812,000       51%        (H)
2 Oliver Street - 147 Milk Street, Boston, MA         10/6/95         271,000      100%
Ten Canal Park, Cambridge, MA                        12/21/95         110,000      100%
New England Executive Park,
Burlington, MA                                       11/15/96         817,013      100%
245 First Street, Cambridge, MA                      11/21/96         263,227      100%
Perimeter Center, Atlanta, GA                         2/15/96       3,302,136      100%
1300 North 17th Street, Rosslyn, VA                  10/18/96         372,865      100%
1616 North Fort Myer Drive, Rosslyn, VA              10/18/96         292,826      100%
John Marshall I, McLean, VA                            9/5/96         261,364      100%
E.J. Randolph, McLean, VA                              9/5/96         164,677      100%
Northridge I, Reston/Herndon, VA                       9/5/96         124,319      100%
1333 H Street, N.W., Washington, D.C.                 8/16/96         238,694      100%
AT&T Plaza, Oak Brook, IL                             8/16/96         225,318      100%
Tri-State International, Lincolnshire, IL             8/16/96         548,000      100%
10960 Wilshire Boulevard, Westwood, CA               11/21/96         543,804      100%
Shoreline Technology Park, Mountain View, CA         12/20/96         727,000      100%
Lake Marriott Business Park, Santa Clara, CA         12/20/96         400,000      100%
Presidents Plaza, Chicago, IL                        12/27/96         791,000      100%
                                                                   ----------
                                                                   15,773,026
                                                                   ==========

                                   Continued

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)

                                                                  Rentable      Ownership      Accounting
                                                       Date       Area In       Interest at    Method
                                                    Acquired     Square Feet    12/31/96       Notes
                                                    --------     -----------    --------       -----

Service Entities:
Beacon Construction Company, Inc.                       (B)                         99%         (I)
Beacon Property Management, L.P.                        (B)                        100%
Beacon Property Management Corporation                  (B)                         99%         (I)
Beacon Design Corporation                               (B)                         99%         (I)
Beacon Design L.P.                                      (B)                        100%


(A) Wellesley Building 8 was acquired May 4, 1995. Interests in the remaining Wellesley Buildings were contributed as part of the initial public offering.

(B) Interests in this property or company were contributed or acquired as part of the initial public offering.

(C) Westlakes Buildings 1, 3 and 5 were acquired October 21, 1994, Westlakes Building 2 was acquired July 26, 1995.

(D) The Operating Partnership is a general partner in the joint venture which owns the property and utilizes the equity method of accounting for its investment.

(E) On October 28, 1994, the Operating Partnership acquired the remaining interest in the 175 Federal Street and Wellesley 6 Joint Venture which owned these properties. Prior to the acquisition of the remaining interest, the Operating Partnership used the equity method of accounting for its investments.

(F) The Operating Partnership owns an indirect limited partner interest and utilizes the equity method of accounting for its investment. (See Note 2.)

(G) The Operating Partnership owns a 9% limited partner interest and utilizes the equity method of accounting for its investment.

(H) The Operating Partnership is a shareholder in the corporation (private real estate investment trust) which owns the property, and utilizes the equity method of accounting for its investment.

(I) The Operating Partnership used the cost method of accounting for its investments in these subsidiaries prior to 1995. The Operating Partnership currently uses the equity method of accounting for its investments. (See
     Note 2.)


2.   Summary of Significant Accounting Policies:
     -------------------------------------------

     Business

     The Operating Partnership currently has interests in a portfolio of 104 Class A office properties and other commercial properties containing approximately 15.8 million rentable square feet located in Boston, Atlanta, Chicago, Los Angeles, San Francisco and Washington, D.C.

     The Operating Partnership also owns and operates commercial real estate development, acquisition, leasing, design and management businesses. The Operating Partnership currently manages approximately 2.9 million square feet of commercial and office space owned by third parties in various locations, including Boston, Waltham, and Springfield, Massachusetts and Chicago, Illinois.

     Principles of Consolidation

     The accompanying financial statements of the Operating Partnership have been prepared on a consolidated basis which include all the accounts of the Operating Partnership and its subsidiaries. All significant intercompany balances and transactions have been eliminated. The Operating Partnership's consolidated financial statements reflect the properties acquired at their historical basis of accounting to the extent of the acquisition of interests from the Predecessors' owners who continued on as investors. The remaining interests acquired from the Predecessors' owners have been accounted for as a purchase and the excess of the purchase price over the related historical cost basis was allocated to real estate.

     The accompanying financial statements of the Predecessor have been presented on a combined basis which include all the contributed properties and the management, leasing and design entities.

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)


     Real Estate


     Buildings and improvements are recorded at cost and are depreciated on the straight-line and declining balance methods over their estimated useful lives of nineteen to forty years and fifteen to twenty years, respectively. The cost of buildings and improvements includes the purchase price of the property or interests in property, legal fees, acquisition costs and interest, property taxes, capitalized interest, and other costs incurred during the period of construction. The Operating Partnership capitalized interest costs of $1.0 million in 1996, $0.1 million in 1995, and $0 in 1994. In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Operating Partnership periodically reviews its properties to determine if its carrying costs will be recovered from future operating cash flows. In cases where the Operating Partnership does not expect to recover its carrying costs, the Operating Partnership recognizes an impairment loss. No such losses have been recognized to date.


     Tenant improvements are depreciated over the terms of the related leases. Furniture, fixtures and equipment are depreciated using the straight-line and declining balance methods over their expected useful lives of five to seven years.

     Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations or betterments which extend the economic useful life of the assets are capitalized.

     Deferred Financing and Leasing Costs

     Deferred financing costs include fees and costs incurred to obtain long-term financings, and are amortized over the terms of the respective loans on a basis which approximates the interest method. Deferred leasing costs incurred in the successful negotiation of leases, including brokerage, legal and other costs, have been deferred and are being amortized on a straight-line basis over the terms of the respective leases.

     Cash and Cash Equivalents

     Cash and cash equivalents consist of highly liquid assets with original maturities of three months or less from the date of purchase. The majority of the Operating Partnership's cash and cash equivalents are held at major commercial banks. The Operating Partnership has not experienced any losses to date on its invested cash. The carrying value of the cash and cash equivalents approximates market.


     Restricted Cash

     Restricted cash consists of cash held in escrow as required by lenders to satisfy real estate taxes and tenant improvement costs.



     Investments in and Advance to Joint Ventures and Corporations

     The Operating Partnership uses the equity method of accounting for its earnings in property joint ventures and corporations which it does not control. Losses in excess of investments are not recorded where the Operating Partnership is a limited partner and has not guaranteed nor intends to provide any future financial support to the respective properties.

     Mortgage Notes Receivable

     Discounts from the principal balance on mortgage loans receivable, net of acquisition costs, are amortized as interest income over the due date of the related loans using the effective yield method, based on management's evaluation of the current facts and circumstances and the ultimate ability to collect the principal balances of such loans.

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)



     Revenue Recognition

     Base rental income is reported on a straight-line basis over the terms of the respective leases. The impact of the straight-line rent adjustment increased revenues for the Operating Partnership by $6.6 million, $3.7 million and $1.9 million and increased its proportionate share of equity in net income of property joint ventures and corporations by $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 1996 and 1995 and the period May 26, 1994 to December 31, 1994, respectively. Management fees are recognized as revenue as they are earned.

     Income Taxes

     Income taxes are not considered in the accompanying financial statements since such taxes, if any, are the responsibility of the partners.

     Interest Rate Protection Agreements

     The Operating Partnership has entered into interest rate protection agreements to reduce the impact of certain changes in interest rates. These agreements are held for purposes other than trading. Amounts paid for the agreements are amortized over the lives of the agreements on a basis which approximates the interest method. Payments under interest rate swap agreements are recognized as adjustments to interest expense when incurred. The Operating Partnership's policy is to write off unamortized amounts paid under interest rate protection agreements, when the related debt is paid off or there is a termination prior to the maturity of the agreements. The Operating Partnership is exposed to credit loss in the event of nonperformance by the other parties to the interest rate protection agreements. However, the Operating Partnership does not anticipate nonperformance by the counterparties.

     Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Reclassifications

     Certain prior year balances have been reclassed to conform with current year presentation.

3.   Accounts Receivable:
     --------------------
                                                             December 31,
                                                             ------------
                                                          1996         1995
                                                          ----         ----

      Tenants                                          $  5,072      $2,137
      Other                                               4,228       1,006
      Affiliates                                          3,670       3,305
      Allowance for uncollectible amounts                (1,374)       (337)
                                                         ------        ----
                                                        $11,596      $6,111
                                                        =======      ======

4.   Mortgage Notes Receivable:
     --------------------------

     The Operating Partnership acquired a fifty percent interest in certain mortgages collateralized by property owned by a joint venture in which the Operating Partnership has an indirect interest. The terms of the notes require interest-only payments at 8.71% quarterly on a principal balance of approximately $63.0 million and are due on April 1, 1999. The term may be extended for up to three years under certain conditions. The Operating Partnership also has an option to purchase from an affiliate other mortgage interests collateralized by the same property.

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)



5.   Investments in and Advance to Joint Ventures and Corporations:
     --------------------------------------------------------------

     The following is summarized financial information for the property joint ventures and corporation:

                                                         December 31,
                                                         ------------
                                                       1996       1995
                                                       ----       ----
Balance sheet:
   Real estate, net                                  $ 410,207    $ 419,096
   Other assets                                         51,669       55,714
                                                     ---------    ---------
                                                     $ 461,876    $ 474,810
                                                     =========    =========
   Mortgage notes payable                            $ 377,754    $ 380,827
   Loans and notes payable                              72,136       68,606
   Other liabilities                                    13,040       14,072
   Partners' and shareholders' equity (deficiency)      (1,054)      11,305
                                                     ---------    ---------
                                                     $ 461,876    $ 474,810
                                                     =========    =========


                                                                   For the Period      Predecessor
                                 For the           For the          May 26, 1994      For the Period
                                Year Ended        Year Ended             to           January 1, 1994
                                December 31,      December 31,       December 31,            to
                                    1996              1995              1994            May 25, 1994
                                ----------        ----------       --------------     ---------------

Summary of operations:
   Rentals                         $117,283          $91,048            $59,983             $38,386
   Other income                       3,453            3,861              5,717               2,941
   Operating expenses                61,086           49,472             34,688              22,632
   Mortgage interest expense         28,712           23,232             16,261              13,432
   Depreciation and amortization     18,592           14,537             11,427               8,228
                                     ------           ------             ------              ------
Net income (loss)                  $ 12,346          $ 7,668            $ 3,324             $(2,965)
                                    =======           ======             ======              ======



     A reconciliation of interests in property joint ventures and corporation to the underlying net assets is as follows:

                                                                                     December 31,
                                                                     --------------------------------------
                                                                       1996            1995           1994
                                                                     ----------      --------      ----------
Partners' and shareholders' (deficiency) capital, as above           $(1,054)         $11,305      $(51,742)
Deficits of other partners and shareholders                           23,555           13,270        38,459
                                                                      ------           ------        ------

Operating Partnership's share of equity (deficiency)                  22,501           24,575       (13,283)

Excess of cost of investments over the net book value of
  underlying net assets, net of amortization and accumulated
  amortization of $122, $75 and $28, respectively                      1,310            1,357         1,384
                                                                      ------           ------        ------

Carrying value of property investments in joint ventures and
  corporation                                                        $23,811          $25,932      $(11,899)
                                                                     =======          =======      ========


                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)

       The following is summarized financial information for the service corporations:

                                                 December 31,
                                             -------------------
                                               1996         1995
                                             -------     -------
Balance sheet:
   Equipment, net                            $ 1,806     $   715
   Other assets                               34,155      29,560
                                             -------     -------
                                             $35,961     $30,275
                                             =======     =======
   Other liabilities                          37,360      27,124
   Shareholders' equity (deficiency)          (1,399)      3,151
                                             -------     -------
                                             $35,961     $30,275
                                             =======     =======



                                                           For the Year       For the Year      For the Period
                                                              Ended              Ended         May 26, 1994 to
                                                           December 31,       December 31,       December 31,
                                                              1996                1995               1994
                                                           ------------       ------------       ------------

Summary of operations:
  Construction income                                       $140,903          $108,913             $52,429
  Consulting and management fees                               2,537             7,576               4,848
  Interest and other income                                      266               383                 184
  Construction, consulting and management                    141,167           110,835              52,388
    fee costs
  General and administrative expense                           5,121             4,880               3,564
  Depreciation and amortization                                  584               336                 186
  Minority interest in net income of joint venture                52               130                  90
  Interest expense to stockholder                                 --               650                  --
                                                             -------           -------              ------
Net income (loss)                                           $ (3,218)         $     41             $ 1,233
                                                            ========          ========             =======

A reconciliation of the underlying net assets to the Operating Partnership's carrying value of investments in and advance to service corporations is as follows:

                                                               December 31,
                                                       -----------------------
                                                        1996           1995
                                                       --------       --------
Shareholders' equity, as above                        $ (1,399)      $  3,151
(Deficit) equity of other shareholders                     (29)            11
                                                        ------         ------
Operating Partnership's share of equity                 (1,370)         3,140
Advance                                                  5,000          5,000
                                                        ------         ------
Carrying value of investments in and advance to
  service corporations                                   3,630          8,140
Carrying value of property investments in joint
  ventures and corporation per above                    23,811         25,932
                                                        ------         ------
                                                      $ 27,441       $ 34,072
                                                      ========       ========
Per consolidated balance sheet:
  Investments in and advance to joint
    ventures and corporations                         $ 52,176       $ 58,027
  Investment in joint venture                          (24,735)       (23,955)
                                                       -------        -------
                                                      $ 27,441       $ 34,072
                                                      ========       ========

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)

6.   Mortgage Notes Payable:

     The mortgage notes payable collateralized by the certain properties and assignment of leases, are as follows:

                                                     December 31,
                                                ---------------------
                                                   1996        1995
                                                --------     --------
       Mortgage notes with fixed interest at:
         8.00% maturing July 1, 1998             $12,970     $ 13,236
         6.67% maturing November 1, 1998          56,920       57,300
         7.23% maturing February 1, 2003          55,000          -
         7.23% maturing March 1, 2003             60,000          -
         7.08% maturing March 31, 2006           218,000          -
         8.19% maturing January 1, 2007           15,000          -
         8.19% maturing January 1, 2007           13,600          -
         8.38% maturing December 1, 2008          20,722          -
                                                --------      -------
           Total mortgage notes payable         $452,212      $70,536
                                                ========      =======



     The Operating Partnership's restricted cash consists of cash required by these mortgages to be held in escrow for capital expenditures and/or real estate taxes.


     Scheduled maturities of mortgage notes payable are as follows:

        1997            $  2,127
        1998              72,611
        1999               6,602
        2000               7,608
        2001               8,171
        Thereafter       355,093
                        --------

        Total           $452,212
                        ========


     The Operating Partnership determines the fair value of its mortgage notes payable based upon the discounted cash flows at a discount rate that approximates the Operating Partnership's effective borrowing rate. Based on its evaluation, the Operating Partnership has determined that the fair value of its mortgage notes approximates their carrying value.

     In March 1996, the Operating Partnership repaid a debt and recorded an extraordinary item of $2.2 million in connection with the write-off of fees and costs to acquire the debt. The extraordinary item during the period January 1, 1994 through May 25, 1994 represents the gains resulting from the settlement of certain mortgage notes payable. As the prepayments were a condition to transfer the assets to the Operating Partnership, these items were recorded by the Predecessor entity.

7.   Note Payable -- Credit Facility:
     --------------------------------

     The Operating Partnership presently has a three-year, $300 million revolving credit facility (the "Credit Facility"). The Credit Facility matures in June 1999 and is collateralized by cross-collateralized mortgages and assignment of rents on certain properties.


     Outstanding balances under the Credit Facility bear interest, at the Company's option, at either (i) the higher of (x) Bank of Boston's base interest rate and (y) one-half of one percent (1/2%) above the overnight federal funds effective rate or (ii) the Eurodollar rate plus 175 basis points (1.75%). The Company has an interest rate protection agreement through May 1997 with respect to $135 million of the Credit Facility, which provides for offsetting payments to the

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)


     Company in the event that 90-day LIBOR exceeds 9.47% per annum. Effective May 1997 through May 1999, the Company has an interest rate protection agreement with respect to $137.5 million of the Credit Facility, which provides for offsetting payments to the Company in the event that 90-day LIBOR exceeds 8.75% per annum. This interest rate protection arrangement may be applied during four quarters of the period May 1997 to May 1999.


     The outstanding balance of the Credit Facility at December 31, 1996 was $153.0 million. The weighted average amount outstanding during the years ended December 31, 1996 and 1995 and the period May 26, 1994 to December 31, 1994 was $42.3 million, $99.7 million and $50.4 million, respectively. The weighted average interest rate on amounts outstanding during the years ended December 31, 1996 and 1995 and the period May 26, 1994 to December 31, 1994 was approximately 7.78%, 8.25% and 7.57%, respectively. The applicable interest rate under the Credit Facility at December 31, 1996 was 8.25%.


     Based upon the Credit Facility's variable interest rate, the Operating Partnership has determined that the fair value of the Credit Facility approximates its carrying value. The Operating Partnership determines the fair value of its interest rate agreement based upon the quoted market prices of similar instruments. Based on this analysis, the Operating Partnership has determined that the fair value of this instrument approximates its carrying value.

     As a result of the substantial modification of the terms of the Credit Facility, the Company recorded an extraordinary item of $1.7 million in connection with the write-off of fees and costs relating to the prior Credit Facility.


8.   Accounts Payable, Accrued Expenses and Other Liabilities:
     ---------------------------------------------------------
                                           December 31,
                                        ------------------
                                          1996       1995
                                        ------      -----

Accounts payable and accrued expenses   $29,139      $8,088
Deferred revenue and other                4,912       1,164
Affiliates                                1,595       2,952
Other liabilities                           504         647
Security deposits                         5,186       1,167
                                         ------       -----
                                        $41,336     $14,018
                                         ======      ======


9.   Transactions with Affiliates
     -----------------------------


                                                                                                     Predecessor
                                                                                                  ----------------
                                         For the Year     For the Year      For the Period         For the Period
                                            Ended            Ended           May 26, 1994          January 1, 1994
                                         December 31,     December 31,            to                      to
                                            1996             1995          December 31, 1994         May 25, 1994
                                         ------------     ------------     -----------------      ----------------
Management, rental, design, construction
 fees and  interest income                 $9,176          $ 5,640                                    $1,809
Construction costs                          8,352           11,108              $ 241                    --
Administrative salaries and expenses          --               --                 --                     469

     In 1995, the Operating Partnership entered into an agreement to lease its home office from a joint venture in which the Operating Partnership has an indirect interest. It previously subleased home office space from another affiliate. Rental expense related to these arrangements was $1.3 million, $0.3 million and $0.1 million for the years ended December 31, 1996 and 1995 and the period May 26, 1994 to December 31, 1994, respectively.

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)



     Future minimum rental payments at December 31, 1996 for the Operating Partnership's home office are $1.3 million for 1997, $1.4 million for 1998 through 2001, and $1.0 million for 2002.


10.   Limited Partners' Capital Interest
      ----------------------------------

      Pursuant to the Operating Partnership Agreement, certain limited partners in the Operating Partnership have the right to redeem all or any portion of their Units for cash from the Operating Partnership or, at the election of the Company, for shares of common stock or cash as selected by the Company. The amount of cash to be paid to the limited partner if the redemption right is exercised and the cash option is selected will be based on the trading price of the Company's common stock at that time.

      Such limited partners' redemption rights are not included in partners' capital. Accordingly, the accompanying consolidated balance sheets have been retroactively reclassified to reflect the limited partners' capital interest in the Operating Partnership, measured at redemption value. This reclassification results in a reduction of partners' equity of $69.7 million and $15.0 million as of December 31, 1996 and 1995, respectively as a result of the increase in the redemption value.


11.  Commitments and Contingencies:
     ------------------------------

     Pension Plan

     The Operating Partnership participates in a multiemployer defined-benefit pension plan with some of its affiliates. This plan covered substantially all full-time nonunion employees. The Operating Partnership's portion of pension expense for the years ended December 31, 1996 and 1995 and the period May 26, 1994 to December 31, 1994, was $0.2 million, $0.1 million, and $0.1 million, respectively. The Predecessor's comparable allocated portion of pension expense amounted to $0.1 million for the period January 1, 1994 to May 25, 1994.

     401(k) Plan

     The eligible employees of the Operating Partnership participate in a contributory savings plan with some of its affiliates. Under the plan, the Operating Partnership may match contributions made by eligible employees based on a percentage of the employee's salary. Currently, the Operating Partnership matches 25% of contributions up to 3% of such employee's salary (up to $30). The matching amount may be changed from time to time by the Board of Directors of the Company. Expenses under this plan for 1996, 1995 and 1994 were not material.

     Contingencies

     The Operating Partnership is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Operating Partnership.

     Lease

     The South Station property is subject to a ground lease expiring in 2024. The lease provides two 15-year extension options. Under certain conditions, the lessor reserves the right to terminate the lease at the end of the initial term or at the end of the first extension period and pay the lessee an amount based on a formula payment of fair value. The minimum rents in connection with the lease are substantially based on percentage rent until 1997. The Operating Partnership is obligated to provide loans to the lessor under certain conditions subject to a maximum of $0.9 million. As of December 31, 1996, no loans were outstanding.

     Environmental

     A former tenant of Crosby Corporate Center has agreed to perform the necessary investigation and cleanup actions regarding remediation of possible contamination, bear all costs associated with such cleanup activities and indemnify the Operating Partnership for any costs or damages it incurs in connection with such contamination. As the owner of the property, however, the Operating Partnership could be held liable for the costs of such activities if the former tenant fails to undertake such actions.

     As a lessee of certain property, the Operating Partnership has received an indemnity from the owner to the extent the Operating Partnership is assessed costs relating to environmental cleanup.

     Site assessments at the New England Executive Park have identified contamination in the groundwater at a monitoring well which flows into an aquifer, which supplies drinking water to the Town of Burlington. The Town of Burlington has allocated funds for, and is in the process of constructing, a groundwater treatment facility at its drinking water supply that draws from the subject aquifer. The Operating Partnership has been advised that such treatment facility has the capacity to treat any contaminants which may be derived from the groundwater passing

                             BEACON PROPERTIES, L.P.

                             (dollars in thousands)

     beneath the New England Executive Park. Although the Town's water treatment facility does not relieve the Operating Partnership of potential liability for the presence of the contaminants, the Operating Partnership does not believe that any such liability would have a material adverse effect on the Operating Partnership.

     Based on site assessments performed at 245 First Street which have identified the presence of oil that slightly exceeds the concentration that requires reporting to the Massachusetts Department of Environmental Protection, an environmental consultant has advised the Operating Partnership that applicable regulatory requirements can be satisfied without the need to perform any remediation at the property. The Operating Partnership could be held liable for costs associated with the contamination that has been identified, although the Operating Partnership does not believe that such costs would have a material adverse effect on the Operating Partnership.

     In connection with the acquisition of the John Marshall land, the sellers have reported the findings of contamination to the Virginia Department of Environmental Quality and have retained an environmental consultant to prepare a remediation plan. Units valued at approximately $1.0 million were escrowed from the purchase price to be released to the seller upon performance of remediation pursuant to a remediation plan approved by the Operating Partnership. The escrow further provides that the Operating Partnership may receive some or all of the remaining escrowed Units upon certain conditions.

     Management does not believe that any costs, if incurred, would have a material adverse effect on the financial condition, annual results of operations, or liquidity of the Operating Partnership.



     Other

     The Operating Partnership has an obligation to pay $17.0 million in connection with the acquisition of real estate upon the achievement of conditions regarding occupancy or rental income levels.


      In connection with the acquisition of the John Marshall I, E.J. Randolph and Northridge I properties, the Operating Partnership has agreed to maintain the non-recourse financing assumed from the sellers for a five year period and not to dispose of the property for a seven year period. If the Operating Partnership should choose not to maintain the non-recourse provisions of the existing or new debt, or sell the properties, within these respective time periods it shall be required to make payments to the sellers of approximately $6.0 million in 1997, reducing ratably to zero through 2003.



12.  Future Minimum Rents:
     ---------------------

     Future minimum rentals to be received under noncancelable tenant leases for all fully consolidated properties at December 31, 1996 are due for years ended December 31 as follows:

        1997                             $  188,032
        1998                                175,732
        1999                                170,086
        2000                                143,288
        2001                                113,718
        Thereafter                          370,698
                                         ----------
         Total future minimum rents      $1,161,554
                                         ==========

                             BEACON PROPERTIES, L.P.

                 (dollars in thousands, except per unit amounts)

13.  Geographic Concentration:
     -------------------------

     The Operating Partnership owns properties with a total cost at December 31, 1996 as follows:

        Downtown Boston              $  284,574
        Suburban Boston                 279,987
        Suburban Atlanta                343,014
        Suburban Philadelphia            59,018
        Suburban Virginia               178,166
        Downtown Los Angeles            133,307
        Suburban San Francisco          184,207
        Suburban Chicago                175,819
        Downtown Washington              53,438
                                     ----------
                                     $1,691,530
                                     ==========


14.  Pro Forma Results (Unaudited):
     ------------------------------

     The following unaudited pro forma operating results for the Operating Partnership have been prepared as if capital contributions and property acquisitions during 1995 and 1996 had occurred on January 1, 1995. Unaudited pro forma financial information is presented for informational purposes only and may not be indicative of what the actual results of operations of the Operating Partnership would have been had the events occurred as of January 1, 1995, nor does it purport to represent the results of operations for future periods. Pro forma results have not been presented for 1994 as the Operating Partnership's operations did not commence until May 26, 1994.



                                         For the year ended
                                            December 31,
                                       1996           1995
                                       ----           ----
Revenues                            $299,124       $265,878
Income before extraordinary items     84,619         79,007
Net income                            80,728         79,007
Net income per unit                     1.48           1.45



15.  Discontinued Operations:
     ------------------------

     On December 31, 1996, certain assets of the construction company were sold. These assets included fixed assets, general construction contracts in progress, and the receivables and payables related to these contracts. All employees were transferred to the buyer who is expected to complete all outstanding construction work for projects not purchased as part of the sale.


16.  Subsequent Events:
     -----------------

     Declaration of Distribution

     On January 28, 1997, the Operating Partnership declared a quarterly distribution of $25.2 million, payable on February 28, 1997 to partners of record on February 10, 1997.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULES



To the Partners of Beacon Properties L.P.:




Our report on the consolidated financial statements of Beacon Properties L.P. is included on page F-1 of this Form 10. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in the Item 15(a) of this Form 10.


In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.



                                             /s/ Coopers & Lybrand L.L.P.



Boston, Massachusetts

January 21, 1997

                                  Schedule III

                             BEACON PROPERTIES, L.P.

                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                                December 31, 1996
                             (dollars in thousands)

                                                                                       Initial Cost
                                                                                 ------------------------------------
                                                                                               Buildings
                                                                                                  and
              Description                                         Encumbrances       Land     Improvements
              -----------                                         ------------       ----     ------------
Commercial Property:
Wellesley Office Park - Buildings 1-8 - Wellesley, MA............  $ 55,000     $  9,110     $   75,829
Crosby Corporate Center - Bedford, MA............................      -   (1)       978         10,478
South Station - Boston, MA.......................................                     -          21,487
175 Federal St. - Boston, MA.....................................    12,970        1,404         24,505
Center Plaza - Boston, MA........................................    60,000        7,301         65,712
150 Federal St.- Boston, MA......................................    56,920(2)    11,265        101,280
One Canal Park - Cambridge, MA...................................      -   (1)       931          8,444
Ten Canal Park - Cambridge, MA...................................      -   (1)     1,179         10,609
2 Oliver Street - Boston, MA.....................................      -   (1)     1,796         16,166
Westwood Business Centre - Westwood, MA..........................      -   (1)     1,159         10,498
Russia Wharf - Boston, MA........................................      -   (1)     1,442         12,974
Westlakes Office Park - Buildings 1,2, 3 and 5 - Berwyn, PA......      -   (1)     6,335         46,267
Perimeter Center - Atlanta, GA...................................   218,000       46,438        292,305
AT&T Plaza - Oak Brook, IL.......................................      -   (1)     3,510         31,587
Tri-State International - Lincolnshire, IL.......................      -   (1)     6,222         55,999
1333H Street, N.W. - Washington, D.C.............................      -   (1)     5,337         48,033
E.J. Randolph - McLean, VA.......................................    15,000        3,590         19,520
John Marshall I - McLean, VA.....................................    20,722        5,996         27,991
Northridge I - Herndon, VA.......................................    13,600        1,911         19,264
1300 North 17th Street - Rosslyn, VA.............................      -   (1)     8,007         46,758
1616 North Fort Myer Drive - Rosslyn, VA.........................      -   (1)     6,156         38,651
New England Executive Park  - Burlington, MA.....................      -   (1)     7,067         68,259
10960 Wilshire Boulevard - Westwood, CA..........................      -          11,200        122,039
245 First Street - Cambridge, MA.................................      -           4,513         40,616
Shoreline Technology Park - Mountain View, CA....................      -          39,547        101,444
Lake Marriott Business Park - Santa Clara, CA....................      -          12,032         31,128
Presidents Plaza - Chicago, IL...................................      -           7,750         69,752
                                                                  ---------     --------     ----------
                                                                   $452,212     $212,176     $1,417,595
                                                                  =========     ========     ==========


                                      F-20


                                  Schedule III

                             BEACON PROPERTIES, L.P.

              REAL ESTATE AND ACCUMULATED DEPRECIATION--(Continued)
                                December 31, 1996
                             (dollars in thousands)

                                                                          Subsequent              Gross Amount at Which
                                                                        to Acquisition          Carried at Close of Period
                                                                  -------------------------  ----------------------------------
Cost Capitalized                                                               Buildings                Buildings
                                                                                  and                      and
              Description                                           Land      Improvements    Land     Improvements      Total
              -----------                                           ----      ------------    ----     ------------      -----
Commercial Property:
Wellesley Office Park - Buildings 1-8 - Wellesley, MA............     -        $12,866     $  9,110     $   88,695   $   97,805
Crosby Corporate Center - Bedford, MA............................  $1,505       14,880        2,483         25,358       27,841
South Station - Boston, MA.......................................     -            861          -           22,348       22,348
175 Federal St. - Boston, MA.....................................     -          3,196        1,404         27,701       29,105
Center Plaza - Boston, MA........................................     -          8,810        7,301         74,522       81,823
150 Federal St.- Boston, MA......................................     -          1,326       11,265        102,606      113,871
One Canal Park - Cambridge, MA...................................     -            139          931          8,583        9,514
Ten Canal Park - Cambridge, MA...................................     -            135        1,179         10,744       11,923
2 Oliver Street - Boston, MA.....................................     -          1,376        1,796         17,542       19,338
Westwood Business Centre - Westwood, MA..........................     -            674        1,159         11,172       12,331
Russia Wharf - Boston, MA........................................     177        3,496        1,619         16,470       18,089
Westlakes Office Park - Buildings 1,2, 3 and 5 - Berwyn, PA......     -          6,416        6,335         52,683       59,018
Perimeter Center - Atlanta, GA...................................     -          4,271       46,438        296,576      343,014
AT&T Plaza - Oak Brook, IL.......................................     -             18        3,510         31,605       35,115
Tri-State International - Lincolnshire, IL.......................     -            950        6,222         56,949       63,171
1333H Street, N.W. - Washington, D.C.............................     -             68        5,337         48,101       53,438
E.J. Randolph - McLean, VA.......................................     -             36        3,590         19,556       23,146
John Marshall I - McLean, VA.....................................     -            147        5,996         28,138       34,134
Northridge I - Herndon, VA.......................................     -             41        1,911         19,305       21,216
1300 North 17th Street - Rosslyn, VA.............................     -             11        8,007         46,769       54,776
1616 North Fort Myer Drive - Rosslyn, VA.........................     -             87        6,156         38,738       44,894
New England Executive Park  - Burlington, MA.....................     -             64        7,067         68,323       75,390
10960 Wilshire Boulevard - Westwood, CA..........................     -             68       11,200        122,107      133,307
245 First Street - Cambridge, MA.................................     -             54        4,513         40,670       45,183
Shoreline Technology Park - Mountain View, CA....................     -             49       39,547        101,493      141,040
Lake Marriott Business Park - Santa Clara, CA.....................     -              7       12,032         31,135       43,167
Presidents Plaza - Chicago, IL...................................     -             31        7,750         69,783       77,533
                                                                   ------      -------     --------    -----------   ----------
                                                                   $1,682      $60,077     $213,858     $1,477,672   $1,691,530
                                                                   ======      =======     ========    ===========   ==========




                                      F-21


                                  Schedule III

                             BEACON PROPERTIES, L.P.

              REAL ESTATE AND ACCUMULATED DEPRECIATION--(Continued)
                                December 31, 1996
                             (dollars in thousands)

                                                                                                                    Life on Which
                                                                                                                     Depreciation
                                                                                                                      in Latest
                                                                                        Date of                         Income
                                                                      Accumulated    Construction/      Date          Statements
              Description                                             Depreciation    Renovation      Acquired       is Computed
              -----------                                             ------------    ----------      --------       -----------
Commercial Property:
Wellesley Office Park - Buildings 1-8 - Wellesley, MA............      $33,913       1963-1984        1994/1995         (3)
Crosby Corporate Center - Bedford, MA............................        6,702       1981               5/26/94          (3)
South Station - Boston, MA.......................................       13,434       1988               5/26/94          (3)
175 Federal St. - Boston, MA.....................................        7,258       1977              10/28/94          (3)
Center Plaza - Boston, MA........................................        5,884       1966-1969         12/01/94          (3)
150 Federal St.- Boston, MA......................................        8,961       1988               5/26/94          (3)
One Canal Park - Cambridge, MA...................................          770       1987               6/10/94          (3)
Ten Canal Park - Cambridge, MA...................................          386       1987              12/20/95          (3)
2 Oliver Street - Boston, MA.....................................          783       1982-1988         10/06/95          (3)
Westwood Business Centre - Westwood, MA..........................        1,083       1985               6/10/94          (3)
Russia Wharf - Boston, MA........................................        1,453       1978-1982          8/10/94          (3)
Westlakes Office Park - Buildings 1,2, 3 and 5 - Berwyn, PA......        3,931       1988-1990     7/95 & 10/94          (3)
Perimeter Center - Atlanta, GA...................................        8,822       1970-1989          2/15/96          (3)
AT&T Plaza - Oak Brook, IL.......................................          395       1984               8/16/96          (3)
Tri-State International - Lincolnshire, IL.......................          710       1986               8/16/96          (3)
1333H Street, N.W. - Washington, D.C.............................          601       1984               8/16/96          (3)
E.J. Randolph - McLean, VA.......................................          217       1983               9/05/96          (3)
John Marshall I - McLean, VA.....................................          306       1981               9/05/96          (3)
Northridge I - Herndon, VA.......................................          214       1988               9/05/96          (3)
1300 North 17th Street - Rosslyn, VA.............................          325       1980              10/18/96          (3)
1616 North Fort Myer Drive - Rosslyn, VA.........................          271       1974              10/18/96          (3)
New England Executive Park  - Burlington, MA.....................          291       1970-1985         11/15/96          (3)
10960 Wilshire Boulevard - Westwood, CA..........................          439       1971-1992         11/21/96          (3)
245 First Street - Cambridge, MA.................................          170       1985-1986         11/21/96          (3)
Shoreline Technology Park - Mountain View, CA....................          141       1985-1991         12/20/96          (3)
Lake Marriott Business Park - Santa Clara, CA....................           43       1981              12/20/96          (3)
Presidents Plaza - Chicago, IL...................................           32       1980-1982         12/27/96          (3)
                                                                       -------
                                                                       $97,535
                                                                       =======


(1) These properties are collateral for a Note Payable under the Credit Facility. The outstanding balance under the Note at December 31, 1996 is $153,000.

(2) This property is comprised of two Units. Unit A is collateral for a Note Payable under the Credit Facility. Unit B is collateral for a Mortgage Note Payable in the amount of $56,920.

(3) Buildings and improvements - 19 to 40 years; Personal property - 5 to 10 years; tenant improvements - over the terms of the related leases.

                                  Schedule III

                             BEACON PROPERTIES, L.P.

              REAL ESTATE AND ACCUMULATED DEPRECIATION--(Continued)
                                December 31, 1996
                             (dollars in thousands)


     Depreciation of building and improvements and personal property is calculated over the following estimated useful lives, using straight line and declining balance methods:

     Buildings and improvements - 19 to 40 years
     Tenant Improvements -over the terms of the related leases
     Personal property - 5 to 10 years

     The aggregate cost for federal income tax purposes was approximately $1,390.3 million at December 31, 1996.

     The changes in total real estate assets for the years ended December 31, 1996 and 1995, the period May 26, 1994 to to December 31, 1994 and the period January 1, 1994 to May 25, 1994 are as follows:


                                                                             Company                 Predecessor
                                                          ---------------------------------------   -------------
                                                                                    May 26, 1994    Jan. 1, 1994
                                                                                         to             to
                                                              1996         1995     Dec. 31, 1994   May 25, 1994
                                                              ----         ----     -------------   ------------
Balance, beginning of period............................. $  471,142    $400,419      $207,013 *      $81,220
Acquisitions, Construction Costs and Improvements........  1,220,388      70,723       193,406            978
                                                          ----------    --------      --------        -------
Balance, end of period................................... $1,691,530    $471,142      $400,419        $82,198
                                                          ==========    ========      ========        =======

------------------------

* Represents initial acquisition cost of properties in the formation of the Company.

     The changes in accumulated depreciation for the years ended December 31, 1996 and 1995, the period May 26, 1994 to to December 31, 1994 and the period January 1, 1994 to May 25, 1994 are as follows:


                                                                             Company                 Predecessor
                                                          ---------------------------------------   -------------
                                                                                    May 26, 1994    Jan. 1, 1994
                                                                                         to             to
                                                              1996         1995     Dec. 31, 1994   May 25, 1994
                                                              ----         ----     -------------   ------------
Balance, beginning of period............................    $66,571       $51,115      $45,044 **      $37,167
Depreciation for period.................................     30,964        15,456       6,071            2,055
                                                             ------        ------       -----           -----
Balance, end of period..................................    $97,535       $66,571      $51,115         $39,222
                                                            =======      ========     ========         =======

---------------------------

** Balance reflects prior accumulated depreciation carried over due to accounting for formation acquisitions as poolings of interests.

                                  Schedule IV
                             BEACON PROPERTIES, L.P.

                          MORTGAGE LOANS ON REAL ESTATE
                                December 31, 1996
                             (dollars in thousands)


                                                                                                  Principal Amount of
                                   Final       Periodic              Face          Carrying        Loans Subject to
                       Interest   Maturity     Payment     Prior   Amount of      Amount of      Delinquent Principal
Commercial Property     Rate        Date         Term      Liens   Mortgages    Mortgages (1)         or Interest
-------------------     -----       ----         ----      -----   ---------    -------------         -----------
Rowes Wharf.............8.71%      4/1/99    Interest-only   -        $63,000          $51,491             -
     Boston, MA


(1) The aggregate cost of the Company's mortgage loans for federal income tax purposes $51,491 at December 31, 1996.


Reconciliation of Mortgage Loans on real estate for the year ended December 31:

                                                              1996
                                                              ----
       Balance at beginning of year..................       $34,778
            Additions during period:
                 Acquisition of mortgage loans.......        16,713
            Deductions during period:
                 Principal collections...............            -
                                                             ------
       Balance at end of year........................       $51,491
                                                             ======

                                  SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on this 7th day of April, 1997.



                                        BEACON PROPERTIES, L.P.
                                        By: Beacon Properties Corporation
                                        Its: General Partner

                                        By: /s/ Robert J. Perriello
                                             ---------------------------------
                                            Robert J. Perriello
                                            Senior Vice President and
                                            Chief Financial
                                            Officer (Principal Financial
                                            and Accounting Officer)

                                  EXHIBIT INDEX


Exhibit No.               Description

3.1 Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended (3)
9.1           Voting Trust Agreement between Edwin Sidman and Paula Sidman (1)
10.1          Restated Revolving Credit Agreement among Beacon Properties,
              L.P., Beacon Properties Corporation and the First National Bank of Boston, dated June 27, 1996 (2)
10.2          Amendment No. 1 to the Restated Revolving Credit Agreement
              among Beacon Properties, L.P., Beacon Properties Corporation and the First National Bank of Boston, dated July 18, 1996 (2)
12.1          Calculation of Ratios of Earnings to Fixed Charges (3)
21.1          List of Subsidiaries (3)
27.1          Financial Data Schedule (3)
----------------------------------

   (1) Previously filed as an exhibit to the Company's Registration Statement on Form S-3, File No. 33-76316.

   (2) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

   (3)    Previously filed as an exhibit to this Registration Statement